Filed Pursuant to Rule 424(b)(5)
Registration No. 333-171825

The information in this preliminary prospectus supplement is not complete and may be changed. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated May 5, 2011

PRELIMINARY PROSPECTUS SUPPLEMENT

(To prospectus dated May 5, 2011)

Units

Consisting of            Ordinary Shares and Warrants to Purchase

            Ordinary Shares

CHINA METRO-RURAL HOLDINGS LIMITED

We are offering up to         units, with each unit consisting of one of our ordinary shares and a warrant to purchase          of one of our ordinary shares (and we are offering the ordinary shares issuable from time to time upon the exercise of the offered warrants) pursuant to this prospectus supplement and the accompanying prospectus. The purchase price for each unit is $            . Each warrant will have an exercise price of $            per share, and will be immediately exercisable and will expire three years from the date of issuance. The ordinary shares and the warrants are immediately separable and will be issued separately, but will be purchased together in this offering. There will be no public market for the units or the warrants.

Our ordinary shares are listed on the NYSE Amex Equities, or NYSE Amex, under the symbol “CNR.” On May 4, 2011, the last reported sale price of our shares was $3.40 per share.

INVESTING IN OUR SECURITIES INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE “RISK FACTORS” INCLUDED IN THE PROSPECTUS SUPPLEMENT BEGINNING ON PAGE S-13, AND IN OUR TWO REPORTS ON FORM 6-K FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 18, 2011 AND IN OUR ANNUAL REPORT ON FORM 20-F WHICH ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT FOR A DISCUSSION OF IMPORTANT RISKS THAT YOU SHOULD CONSIDER BEFORE MAKING AN INVESTMENT DECISION.

	Per unit	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Offering proceeds to us, before expenses	$	$

See “Underwriting” beginning on page S-44 of this prospectus supplement for more information regarding underwriting compensation.

We have granted the underwriter a 45-day option to purchase up to an additional        units at the public offering price, less the underwriting discount, to cover any over-allotments.

As of May 4, 2011, there were 64,125,804 shares of our ordinary shares and 100,000 shares of our preferred shares issued and outstanding.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Underwriter expects to deliver the units to purchasers on or about                    , 2011.

Maxim Group LLC

The date of this prospectus supplement is May    , 2011

Prospectus Supplement

Prospectus

This prospectus supplement is not complete without, and may not be utilized except in connection with, the accompanying prospectus dated May 5, 2011 and any amendments to such prospectus. This prospectus supplement provides supplemental information regarding us and updates certain information contained in the accompanying prospectus and describes the specific terms of this offering. The accompanying prospectus gives more general information, some of which may not apply to this offering. We incorporate important information into this prospectus supplement and the accompanying prospectus by reference.

You should rely only on the information provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriter has authorized anyone else to provide you with additional or different information. We are offering to sell, and seeking offers to buy, units only in jurisdictions where offers and sales are permitted. You should carefully read this prospectus supplement, the accompanying prospectus and any free writing prospectus we may provide to you in connection with this offering of our units, together with the additional information described under the heading “Where You Can Find More Information About Us.”

S-i

You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. The information contained in this prospectus supplement, the accompanying prospectus or any free writing prospectus is accurate only as of the date on the front of such document, and the information contained in any document incorporated by reference into this prospectus supplement or the accompanying prospectus is accurate only as of its filing date, regardless of the time of delivery of such document or of any sale of the units offered by this prospectus supplement.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the units or possession or distribution of this prospectus supplement or the accompanying prospectus in that jurisdiction. Persons who come into possession of this prospectus supplement or the accompanying prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement and the accompanying prospectus applicable to that jurisdiction.

S-ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This offering of units is being made under a registration statement on Form F-3 (Registration File No. 333-171825) that we filed with the Securities and Exchange Commission, or SEC, as part of a “shelf” registration process, which registration statement was declared effective on March 2, 2011. Under this shelf registration process, we may offer to sell our ordinary shares, equity warrants and/or units consisting of our ordinary shares and warrants from time to time in one or more offerings up to a total dollar amount of $300,000,000. No securities have been sold under this shelf registration as of the date of this prospectus supplement.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this unit offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus. The second part, the accompanying prospectus, gives more general information, some of which does not apply to this offering.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement. However, if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a subsequently filed document incorporated by reference in this prospectus supplement and the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, into this prospectus supplement or the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement or the accompanying prospectus to the extent that a statement contained herein, therein or in any other subsequently filed document which also is incorporated by reference in this prospectus supplement or the accompanying prospectus modifies or supersedes that statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in this prospectus supplement and the accompanying prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants may be accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

You should read this prospectus supplement together with the additional information described in the section entitled “Where You Can Find More Information About Us” in this prospectus supplement and “Incorporation of Documents by Reference” in the accompanying prospectus.

In this prospectus supplement, except where the context otherwise requires and for purposes of this prospectus supplement only:

•	“we,” “us,” “our company,” “the Company,” “our” and “CNR” refer to China Metro-Rural Holdings Limited, its subsidiaries;

•

references to “the Merger” are to the merger of Creative Gains Limited, a British Virgin Islands company (“Creative Gains”) and a wholly owned subsidiary of CNR that was acquired by CNR on December 1, 2009 solely for the purpose of entering into the Merger Agreement, dated as of February 19, 2010, by and among the Company, China Metro-Rural Limited (“China Metro-Rural”) and Creative Gains effecting the Merger with and into China Metro-Rural whereby the separate corporate existence of Creative Gains ceased and China Metro-Rural continues as the surviving company and a wholly owned subsidiary of CNR. The Merger was completed on March 22, 2010;

S-iii

•

“China” or “PRC” refers to the People’s Republic of China solely for the purpose of this prospectus supplement, and do not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region or Taiwan;

•	“BVI” refers to the British Virgin Islands;

•	“shares” refer to our ordinary shares;

•

all references to “RMB” or “renminbi” are to the legal currency of China, all references to “HK$” and “Hong Kong dollars” are to the legal currency of Hong Kong and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

S-iv

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information about us, this offering and information appearing elsewhere in this prospectus supplement and in the accompanying prospectus and in the documents we incorporate by reference. This summary is not complete and does not contain all of the information that you should consider before investing. After you read this summary, to fully understand this offering and its consequences to you, you should read and consider carefully the more detailed information and financial statements and related notes that we include in and incorporate by reference into this prospectus supplement and the accompanying prospectus, especially the section entitled “Risk Factors.” If you invest in our ordinary shares and warrants, you are assuming a high degree of risk.

Business Overview

China Metro-Rural Holdings Limited, or China Metro, is focused on being one of the leading developers and operators of large scale, integrated agricultural logistics and trade centers in Northern China that facilitate a relationship between sellers and buyers of agricultural commodities and small appliances, provide relevant physical platform and timely marketing information and intelligence, provide a transparent and competitive market price discovery mechanism and provide infrastructure to enhance the living standards of those from the rural area.

Our agricultural logistics business is comprised of the (1) development and operation of integrated agricultural logistics and trade centers and supporting facilities; and (2) property management which engages in the management of developed properties within the logistics platforms – known as China Northeast Logistics Cities. We currently are developing two locations in the PRC, namely Northeast Logistics City in Tieling City, Liaoning Province, or China Northeast Logistics City – Tieling, and Dezhou Northeast Logistics City in Dezhou City, Shandong Province, or China Northeast Logistics City – Dezhou.

Each China Northeast Logistics City is an integrated agricultural logistics and trade center platform which mainly focuses on agriculture industry, including agricultural products, agricultural machineries, fertilizers and chemicals, and automobiles. Our first project, China Northeast Logistics City – Tieling is currently operating, and construction work for our second integrated agricultural logistics and trade center platform, Northeast Logistics City – Dezhou, is expected to commence in May 2011 in Dezhou City, Shandong Province.

Upon the completion of its first phase, or Phase I, China Northeast Logistics City – Tieling will have a planned total gross floor area, or GFA, of approximately 2.7 million square meters. We sell and lease trade center units at China Northeast Logistics City – Tieling to agricultural traders, farmers, domestic and international suppliers, distributors of raw materials and agricultural products, and we provide superior facilities and an integrated platform from which to display and sell their agricultural or related products to buyers. We focus on developing our trade centers by providing superior project planning and managing completed trade centers with quality services. We intend to maintain an optimal mix between trade center units for sale and trade center units held as investment properties for lease. As of September 30, 2010, a total GFA of approximately 315,000 square meters (excluding self-used properties) were completed and more than 2,700 independent individuals had entered into sales and purchase agreements to purchase more than approximately 245,000 square meters of GFA, or approximately 78%, of our completed GFA. As of September 30, 2010 we completed sales of GFA of approximately 211,000 square meters (including approximately 26,000 square meters of residential properties). For such sales, we had outstanding accounts receivable of approximately HK$143,748,000, or 40% of such sales, as of September 30, 2010. An additional approximately 222,000 square meters of GFA are under construction. In addition, we have GFA of approximately 162,000 square meters and approximately 91,000 square meters available for sale and for lease, respectively, of which approximately 48,000 square meters for sale and approximately 22,000 square meters for lease have been completed.

We entered into a framework agreement to develop China Northeast Logistics City – Dezhou with the Dezhou municipal government in July 2010 and a groundbreaking ceremony was held on October 8, 2010. China Northeast Logistics City – Dezhou is located in Dezhou City of Shandong Province, approximately 60 minutes drive from Jinan, the capital city of Shandong Province. We are in the process of acquiring land use rights for the first parcels of land for China Northeast Logistics City – Dezhou, and it is expected to provide up to total GFA of 0.4 million square meters during the fiscal year ending March 31, 2012. The first phase of construction for China Northeast Logistics City – Dezhou is expected to be completed in 2014.

Each China Northeast Logistics City will provide a wide range of products and services necessary for agricultural production, including farm equipment, financial services, grain agronomy, marketing, storage and transportation. Each China Northeast Logistics City will provide trade centers covering agricultural products such as corns, rice, beans, seeds, pesticides, fertilizers, agricultural machinery and other related tools as well as industrial products such as leather, textile and clothing hardware and accessories, building materials, specialized vehicles and their spare parts. We will also facilitate and make available to our trade center tenants and their customers a full range of integrated agricultural logistics and trade facilities and services, including transportation services, warehouses, agricultural logistics liaison services, on-site agricultural logistics service providers and quality testing services. The agricultural logistics services will be provided by on-site joint venture and third party service providers in our facilities. In addition, we will provide value-added exhibition and conference, residential, hotel and office facilities and procure other parties to provide banking and advertising services as well as food and beverage services. Our business model will be further augmented by the on-site presence of PRC government agencies, which offer a diverse range of services, including registration and compliance, customs, tax administration, public security and human resources services primarily to trade center tenants, farmers and other customers.

Phase I trade centers at China Northeast Logistics City – Tieling commenced construction in January 2008, was partially completed in February 2009 and began operating in August 2009. Our development activities consist of site selection, land acquisition, project design and construction of trade centers, warehouse facilities and supporting commercial and residential facilities. Our operations consist of the operation of these trade centers and facilities on our project sites. China Northeast Logistics City – Tieling is treated as a real estate developer by the government authorities in Liaoning Province and has obtained a Qualification Certificate for Real Estate Development Enterprise in Grade III with an effective term until December 21, 2013. China Northeast Logistics City – Tieling is required to either renew this qualification certificate or apply for a qualification certificate in a higher grade once the current qualification has expired.

China Northeast Logistics City – Tieling as a whole, including all trade centers and supporting commercial, warehouse and residential facilities, is expected to cover a total planned GFA of approximately 6 million square meters upon completion of all phases at the end of 2019. China Northeast Logistics City – Dezhou is expected to have a total site area of 7 million square meters, which is expected to provide GFA of approximately 15 million square meters upon completion of all phases in 2021.

As of September 30, 2010, our total investment for Phase I of China Northeast Logistics City – Tieling is approximately RMB1, 277.1 million (US$190.6 million).

Our Competitive Advantages

We believe that we are well-positioned to take advantage of the continued strong growth in the trade of agricultural industrial materials as a result of China’s growing position as a global manufacturing and export center and China’s increasing domestic consumption. We believe that we have the following competitive strengths:

Our innovative business model provides an integrated platform for our trade center tenants and their customers to receive a comprehensive range of trade, agricultural logistics and supporting services.

The scale and scope of each China Northeast Logistics City, which serves agricultural and related industries, attracts buyers and sellers seeking to take advantage of the synergies present within our integrated agricultural logistics and trade centers. Buyers are able to meet their purchasing needs for a wide range of agricultural raw materials and products as well as effectively diversify and tailor their sourcing needs. Sellers are able to streamline their business operations by taking advantage of the full range of on-site agricultural logistics and trade solutions available at our trade centers. In addition, hotel and restaurant facilities are available on-site for the convenience of trade center tenants and their customers. As our trade centers serve as a wholly integrated, single shop for both buyers and sellers, we believe this business model will continue to set us apart from our competitors and attract new tenants and customers, while allowing us to retain our current tenants and customers.

Our current integrated agricultural logistics and trade centers at China Northeast Logistics City – Tieling are strategically located in fast growing agricultural, manufacturing and economic centers in Manchuria near well-developed transportation networks and infrastructure.

Manchuria’s vast timber reserves have been damaged by excessive cutting. Mineral resources—chiefly coal and iron—are concentrated in the southwest, with a large colliery at Fushun and a large steel mill at Anshan. Magnetite, copper, lead and zinc are also important, and there is a large oil field at Daqing, northwest of Harbin. Uranium and gold deposits have also been found in the area.

The great Manchurian plain (average elevation 1,000 ft/300 m), crossed by the Liao and Songhua Rivers, is the only extensively level area in that region. Fertile and densely populated, it has been a major manufacturing and agricultural center of China. As one of the few areas in the country suitable for large-scale mechanized agriculture, it has numerous collective farms. Long, severe winters limit harvests to once a year, but considerable quantities of soybeans are produced. Sweet potatoes, beans and cereals (including rice, wheat, millet and kaoliang) are also grown, and cotton, flax and sugar beets are raised as industrial crops. The processing of soybeans into oil, animal feed, and fertilizer is centered in cities in or near the plain, notably Changchun, Harbin and Shenyang. Livestock are raised in the north and the west, and fishing is important off the Yellow Sea coast.

In addition, China Northeast Logistics City – Tieling is connected to each of the major railway arteries in Northeast China as well as at least two major highways linking each of the major cities in the Manchuria region, Russia, North Korea and South Korea. Located in Bohai sea region, China Northeast Logistics City – Tieling also has access to heavy port facilities in the Yellow Sea coast.

Our planned integrated agricultural logistics and trade centers at China Northeast Logistics City – Dezhou will be strategically located in fast growing agricultural and industrial economic centers in Northern China near well-developed transportation networks and infrastructure.

China Northeast Logistics City – Dezhou is strategically located in the northern of Shandong Province which has a comprehensive transportation network forming a gateway between south and north. It is only a three hour drive from Beijing and eight hour drive from Shanghai. The population of Dezhou City and Shandong Province are over 5 million and 94 million, respectively. The gross domestic product, or GDP, of Shandong Province was US$596 billion in 2010, which ranked third among Chinese provinces.

Shandong is historically well known for both agricultural and industrial outputs such as corn, cotton, fertilizers and wheat as well as rolled steel, tractors and farming machinery.

We believe the strategic location and agricultural and industrial production near China Northeast Logistics City – Dezhou offers significant opportunity for us.

We enjoy strong municipal and regional government support in the locations in which we currently plan to operate.

In selecting new sites for our projects, we strategically seek out locations in which local and regional governments have actively expressed a desire to develop integrated logistics and trade services in their long-term plans. In so doing, we are able to ensure that our business operations are closely aligned with the long-term economic development plans of the region in which we develop and operate. With respect to China Northeast Logistics City – Tieling, with local administrative support, we were able to secure a plot of land in excess of one square kilometer quickly, efficiently and in accordance with relevant approval procedures. Pursuant to the terms of our mutual agreement, representatives of the municipal governments undertook or will undertake the responsibility for relocating all prior occupants of the land as well as improving roads and infrastructure within each China Northeast Logistics City. In addition, as part of a broader effort to improve local transportation infrastructure, government authorities have also undertaken construction of new roads and other supporting infrastructure surrounding each China Northeast Logistics City. Several PRC Government agencies also plan to have an on-site presence at each China Northeast Logistics City to assist trade center tenants and other visitors. We believe each China Northeast Logistics City will remain an important part of the municipal and regional governments’ overall strategy to develop the local economy by creating new jobs, contributing increased tax revenues and attracting new manufacturing plants and commercial development to the surrounding area.

The founding shareholders of China Metro-Rural Limited possess in-depth experience and extensive networks of contacts within their respective industries.

The two founding shareholders of China Metro-Rural Limited, each of whom are either chairmen or executive directors of leading manufacturing and industrial companies based in Hong Kong with operations in the PRC, have extensive experience and a well-developed network of contacts in their respective industries and have provided a firm foundation for our operations and future development. Mr. Cheng Chung Hing, Ricky, one of the founding shareholders of China Metro-Rural Limited, is also the Chairman of Shenzhen Logistics and Supply Chain Managers Management Association. He is also a member of the Shenzhen committee of the Chinese People’s Political Consultative Conference. Mr. Leung Moon Lam is a member of the Liaoning committee of the Chinese People’s Political Consultative Conference. He is also the chairman of the Shenzhen Textile Industry Association and the executive chairman of the Shenzhen Leather Industry Association.

We have a strong, experienced management team with a demonstrated record of success.

We consider the strength of our senior management team to be fundamental to the success of our integrated agricultural logistics and trade center development projects. We rely on our senior management’s experience and insight on important factors that contribute to the success of our projects, such as careful site selection, detailed project management, stringent cost control and effective quality control. Our senior management team also has extensive experience in real estate operations and financial management, which we believe provides us with a key competitive advantage. Our financial team includes professionals with experience in financial management, mergers and acquisitions, capital markets financing and corporate restructuring. Furthermore, we have developed a strong sales team with specialized experience in each of the different trade and agricultural logistics services industries represented at China Northeast Logistics City – Tieling. We believe our management team’s comprehensive industry background has helped us to achieve our past success and will enable us to successfully implement our growth strategies in the future.

Our Future Goals and Expansion Plans

Our objective is to become the leading developer and operator of large-scale, agricultural and industrial integrated logistics platforms in the PRC. To achieve this objective, we intend to implement the following strategies:

Maximize occupancy rates, rental rates, sales prices and traffic flow in our existing and planned trade centers

We plan on maximizing occupancy rates, rental rates, sales prices and traffic flow in our existing and planned industrial integrated agricultural logistics and trade centers by implementing the following initiatives:

•

Provide preferential rental terms to maximize occupancy rates and increase rental rates and sales prices as occupancy rates increase. Our operating strategy of the integrated agricultural logistics and trade centers aims to first achieve high occupancy rates and attract a high-quality tenant base, and then increase rental rates and sales prices steadily as occupancy rates increase. We intend to attract quality tenants to our trade centers by offering preferential rental rates and other more attractive leasing terms than those offered by our competitors, such as rent free periods based on advance rental payments made by tenants. We intend to increase rental rates after the initial lease period, by which time we believe our tenants who have established their business in our trade centers and are benefiting from the full range of integrated agricultural logistics, trade and supporting facilities will have strong incentives to renew their leases. We anticipate favorable upward trends in rental rates and sales prices for our trade center units, driven by (1) continuing growth in the manufacturing and export industries in China, which we expect to generate additional demand for space in integrated agricultural logistics and trade centers, and (2) higher quality features to be developed in the trade centers of Phase II of China Northeast Logistics City – Tieling, which we expect will be offered at higher rental rates and sales prices than those charged for trade centers in Phase I. In the six months ended September 2010, our average selling price was HK$3,355 per square meter, represented an increase of approximately 4% as compared with the average selling price of HK$3,228 per square meter in the fiscal year ended March 31, 2010.

•

Continue to offer integrated agricultural logistics services to increase customers’ access to the global supply chain. We intend to optimize our offerings of integrated agricultural logistics services, including warehouse, liaison and on-site agricultural logistics services and transportation services, in order to facilitate individual needs and order requirements of trade center tenants and their customers. By integrating agricultural logistics and trade functions and providing ready access to necessary services for trade center tenants and their customers, we believe we will be able to outperform our competitors in advancing and expediting the business interests of trade center tenants.

•

Leverage and improve supporting infrastructure and services. We will seek to enhance the market demand for our trade center units by leveraging and improving the auxiliary services available to our trade center tenants and their customers. In developing supporting infrastructure and services at China Northeast Logistics City – Tieling, we have entered into strategic alliances and arrangements with a variety of third party service providers, including one of China’s leading banks, Agricultural Credit Union, and a telecommunications company. We have also signed non-binding memorandum of understanding with two state-owned enterprises (China Grain and Logistics Corp) to be anchor tenants and entered into a non-binding strategic alliance with Liaoning Chemical Fertilizers Co. Ltd. to build the largest fertilizer trade market in Liaoning. In addition, we will offer conference and exhibition facilities to the agricultural and related industries participants.

•

Building a strong brand by expanding into other cities and regions. We intend to expand the brand name “China Northeast Logistics City” into other cities and regions in the PRC by establishing a network of China Northeast Logistics Cities. By creating a network, we hope to create synergy between China Northeast Logistics Cities in different regions where customers from each China Northeast Logistics City will be attracted to one another, thus creating more transactions.

Build our market position and enhance our brand recognition

We intend to augment our sales and marketing program to further strengthen our market position and enhance brand recognition by using a variety of promotional, advertising, public relations and customer service campaigns in China, Russia and Korea. We will emphasize the competitive strengths of our trade centers, including strategic location, integration into the global agricultural logistics supply chain, strong supporting infrastructure and services and high quality and superior management in our marketing efforts. Our marketing promotions and advertising campaigns will target domestic and multinational companies active in the industries represented at our trade centers. We believe that these marketing activities will better enable us to promote our trade centers, attract quality trade center tenants and enhance our brand recognition among domestic and international buyers and suppliers of industrial materials and finished goods, creating higher demand for our trade center units.

Achieve and maintain an optimal mix between properties for sale and investment properties for lease

We do not have any limitations or constraints in sales or leasing. We intend to maintain an optimal mix of properties generating long-term recurring income and capital appreciation, and properties generating profit from sales. We intend to strategically balance the amount of GFA for sale and for investment in our completed projects and properties under development and planned for future development in order to enhance our working capital position and to finance a portion of our project development costs.

Recent Developments

China Northeast Logistics City – Tieling

We have recently acquired two additional parcels of land with a total site area of approximately 239,000 square meters for the next phase, or Phase II, of China Northeast Logistics City – Tieling.

For the portion of Phase I of China Northeast Logistics City – Tieling that has been pre-sold/sold, average selling price increased by approximately 4% from HK$3,228 per square meter in the fiscal year ended March 31, 2010 to HK$3,355 per square meter in the six months ended September 30, 2010. As of September 30, 2010, we have pre-sold/sold total GFA of approximately 285,000 square meters.

Sales of GFA increased by 118.5% from approximately 49,000 square meters in the six months ended September 30, 2009 to 107,000 square meters in the six months ended September 30, 2010.

China Northeast Logistics City – Dezhou

We have completed the formation of a project company in Dezhou City, and it is in the process of acquiring land use rights for the first parcels of land from the government. Planning work is in progress and construction is expected to commence in June 2011. It is expected to provide up to total GFA of 0.4 million square meters during the fiscal year ending March 31, 2012.

Our Corporate Information

Our principal place of business and our executive office is located at Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, telephone: 852-2111-3815. We have designated National Registered Agents, Inc., 875 Avenue of the Americas, Suite 501, New York, New York, 10001, as our agent for service of process in the United States.

The Offering

Issuer	China Metro-Rural Holdings Limited

Units offered	units, consisting of ordinary shares and warrants to purchase ordinary shares

Option to purchase additional units	The underwriter may purchase up to an additional units within 45 days of the date of this prospectus supplement.

Ordinary shares outstanding after this offering	ordinary shares

Warrants offered	Warrants to purchase up to ordinary shares. Each warrant will have an exercise price of $ per share, and will be immediately exercisable and will expire three years from the date of issuance. This prospectus supplement also relates to the offering of the ordinary shares issuable upon exercise of the warrants.

Reasons for the offer and use of proceeds	We intend to use the net proceeds of this offering for the acquisition of land use rights for China Northeast Logistics City – Dezhou, additional capital for Phase II construction of China Northeast Logistics City – Tieling and for general corporate purposes.

Risk factors	Investing in our securities involves risks. You should carefully consider the risk factors included in this prospectus supplement, in our Form 6-K’s furnished to the SEC on January 18, 2011 and in our Annual Report on Form 20-F which are incorporated by reference to this prospectus supplement.

NYSE Amex symbol	CNR

The number of our ordinary shares that will be outstanding after this offering is based on 64,125,804 ordinary shares outstanding as of May 4, 2011 and excludes the following:

•	100,000 preferred shares;

•	up to ordinary shares issuable upon the exercise of the warrants issued in this offering with an exercise price of $ ; and

•	ordinary shares issuable upon exercise of the Underwriter warrant described in “Underwriting—Underwriter’s Warrant,” with an exercise price of $ .

Summary Financial Data

The following tables present the Company’s summary consolidated financial data as of and for the three years ended March 31, 2010, 2009 and 2008 and the six months ended September 30, 2010 and 2009 on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board. The Company’s historical results do not necessarily indicate results expected for any future periods. The summary consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” in Exhibit 99.4 to the Company’s Form 6-K furnished to the SEC on January 18, 2011 regarding its results for the years ended March 31, 2010, 2009 and 2008, and Management’s Discussion and Analysis of Financial Condition and Results of Operations in Exhibit 99.1 to the Company’s Form 6-K furnished to the SEC on January 18, 2011 regarding its results for the six months ended September 30, 2010 and 2009.

On July 9, 2010, the Company filed its Annual Report on Form 20-F for the year ended March 31, 2010, or the 2010 Form 20-F, with the SEC.

On July 28, 2010, the Company announced its decision to distribute its entire equity interest in Man Sang International Limited, or MSIL, to the Company’s shareholders, or the Distribution. In line with the accounting policies of the Company and its subsidiaries, the results attributable to MSIL were shown as discontinued operations in our unaudited consolidated financial statements for the six months ended September 30, 2010.

Following the Distribution, which was subsequent to the filing with the SEC of the 2010 Form 20-F, the Company restated in a separate report on Form 6-K furnished to the SEC on January 18, 2011, its consolidated financial statements for the three years ended March 31, 2010 to reflect the presentation of such financial statements, distinguishing between the Company’s continuing and discontinued operations. The Company’s statements of financial position as of March 31, 2010, 2009 and 2008 have not been revised for the discontinued operations.

In addition, the Company’s summary consolidated financial data presented below as of and for the years ended March 31, 2010, 2009 and 2008 and the six months ended September 30, 2009, reflect (i) the Company’s adoption of the revised International Accounting Standard No. 17 (Amendment) ‘Leases’ and (ii) the Company’s change in accounting policy on the classification of bank loans.

The summary consolidated income statements for the years ended March 31, 2010, 2009 and 2008 have been derived from the Company’s audited consolidated financial statements included in Exhibit 99.6 to the Company’s Form 6-K furnished to the SEC on January 18, 2011. The summary consolidated income statements for the six months ended September 30, 2010 and 2009 have been derived from the Company’s unaudited consolidated financial statements included in Exhibit 99.2 to the Company’s Form 6-K furnished to the SEC on January 18, 2011.

	For the six months ended September 30,				For the years ended March 31,
	2010		2009		2010		2009		2008
			(As restated)		(As restated)		(As restated)		(As restated)
	(HK$ in thousands, except per share data)
Income Statements Data:
Continuing operation:
Revenue		359,421		155,758		337,659		1,044		—
Cost of sales		(215,884)		(96,823)		(209,415)		(664)		—
Gross profit		143,537		58,935		128,244		380		—
Other income, net		27,707		6,774		36,154		1,276		758
Other (losses)/gains, net		2,494		—		(146)		132,537		—
Selling expenses		(11,495)		(3.983)		(8,276)		(10,890)		(6,472)
Administrative expenses		(29,058)		(18,546)		(59,676)		(31,496)		(20,487)
Increase in fair values of investment properties and investment properties under construction		—		—		155,631		6,556		23,392

Operating profit/(loss)		133,185		43,180		251,931		98,363		(2,809)
Finance income		652		180		365		1,879		1,729
Finance cost		(179)		—		—		—		—

Finance income—net		473		180		365		1,879		1,729
Share of results of an associate		(419)		—		—		—		—

Profit/(loss) before income tax		133,239		43,360		252,296		100,242		(1,080)
Income tax expenses		(57,065)		(18,904)		(86,558)		(26,724)		(4,548)

Profit/(loss) for the period from continuing operation		76,174		24,456		165,738		73,518		(5,628)
Discontinued operations:
Profit/(loss) for the period from discontinued operations, net of tax		29,878		14,400		(24,189)		(140,336)		407,559

Profit/(loss) for the year		106,052		38,856		141,549		(66,818)		401,931

Attributable to:
Equity holders of the Company		100,137		32,516		171,408		42,540		93,850
Non-controlling interests		5,915		6,340		(29,859)		(109,358)		308,081

		106,052		38,856		141,549		(66,818)		401,931

Earnings per share from continuing and discontinued operations attributable to equity holders of the Company during the period:
Basic earnings per share
From continuing operation	HK$	1.19	HK$	0.38	HK$	2.60	HK$	1.16	HK$	(0.08)
From discontinued operations	HK$	0.37	HK$	0.13	HK$	0.08	HK$	(0.49)	HK$	1.55

	HK$	1.56	HK$	0.51	HK$	2.68	HK$	0.67	HK$	1.47

Diluted earnings per share
From continuing operation	HK$	1.19	HK$	0.38	HK$	2.60	HK$	1.16	HK$	(0.08)
From discontinued operations	HK$	0.37	HK$	0.13	HK$	0.08	HK$	(0.49)	HK$	1.50

	HK$	1.56	HK$	0.51	HK$	2.68	HK$	0.67	HK$	1.42

The summary consolidated statements of financial position data as of March 31, 2010 and 2009 have been derived from the Company’s audited consolidated financial statements included in Exhibit 99.6 to the Company’s Form 6-K furnished to the SEC on January 18, 2011. The summary consolidated statements of financial position data as of September 30, 2010 and March 31, 2008 have been derived from the Company’s unaudited consolidated financial statements included in Exhibit 99.2 to the Company’s Form 6-K furnished to the SEC on January 18, 2011.

	As of September 30,	As of March 31,
	2010	2010	2009	2008
		(As restated)	(As restated)	(As restated)
	(HK$ in thousands)
Statements of Financial Position Data:
Total current assets	972,718	1,996,151	1,609,514	1,731,969
Total non-current assets	653,483	1,481,913	1,213,858	1,401,260
Total assets	1,626,201	3,478,064	2,823,372	3,133,229
Total current liabilities	549,383	1,159,000	1,008,163	1,128,802
Total non-current liabilities	383,763	461,503	415,986	529,081
Total liabilities	933,146	1,620,503	1,424,149	1,657,883
Total equity	693,055	1,857,561	1,399,223	1,475,346

Exchange Rate Information

The Hong Kong dollar is freely convertible into other currencies, including the U.S. dollar. Since 1983, the Hong Kong dollar has been generally linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. Under existing Hong Kong law:

•	there are no foreign exchange controls or other laws, decrees or regulations that affect the remittance of dividend payments to U.S. residents; and

•	there are no limitations on the rights of non-residents or foreign owners to hold the Company’s ordinary or preferred shares.

The Basic Law of Hong Kong, or the Basic Law, which came into effect on July 1, 1997, provides that no foreign exchange control policies shall be applied in Hong Kong.

The market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be determined by supply and demand in the foreign exchange market. However, against the background of the fixed rate system which applies to the issuance and withdrawal of Hong Kong currency in circulation, the market exchange rate has not deviated significantly from the level of HK$7.80 to US$1.00. The Hong Kong government has indicated its intention to maintain the link at that rate. Under the Basic Law, the Hong Kong dollar will continue to circulate and remain freely convertible. The Hong Kong government has also stated that it has no intention of imposing exchange controls in Hong Kong and that the Hong Kong dollar will remain freely convertible into other currencies, including the U.S. dollar.

On May 18, 2005, the Hong Kong Monetary Authority announced the introduction of certain refinements to the operation of the linked exchange rate system. These refinements effectively set the market exchange rate of the Hong Kong dollar against the U.S. dollar within a fixed trading range from HK$7.75 to HK$7.85 against US$1.00. However, the Company cannot assure you that the Hong Kong government will maintain the linked exchange rate system within the range of HK$7.75 to HK$7.85, or at all.

The following table sets forth the noon buying exchange rate for U.S. dollars in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Exchange Rate
	Period End	High	Average(1)	Low
	(HK$ per US$)
Last Three Fiscal Years
Fiscal Year Ended March 31, 2008	7.7819	7.8289	7.7946	7.7497
Fiscal Year Ended March 31, 2009	7.7500	7.8159	7.7731	7.7497
Fiscal Year Ended March 31, 2010	7.7647	7.7752	7.7541	7.7495
Interim Period
September 30, 2010	7.7599	7.7738	7.7642	7.7561

(1)	For the years indicated, the average exchange rates are determined by averaging the exchange rates on the last business day of each month during the relevant period. For the interim period indicated, the average exchange rates are determined by averaging the exchange rates on each day of the month.

On April 29, 2011, the exchange rate was HK$7.7673 per US $1.00.

The following table sets forth the noon buying exchange rate for U.S. dollars in New York City for cable transfers in Renminbi (RMB) as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Exchange Rate
	Period End	High	Average(1)	Low
	(RMB per US$)
Last Three Fiscal Years
Fiscal Year Ended March 31, 2008	7.0120	7.7345	7.4197	7.0105
Fiscal Year Ended March 31, 2009	6.8329	7.0185	6.8532	6.7800
Fiscal Year Ended March 31, 2010	6.8258	6.8371	6.8268	6.8176
Interim Period
September 30, 2010	6.6905	6.8102	6.7396	6.6869

(1)	For the years indicated, the average exchange rates are determined by averaging the exchange rates on the last business day of each month during the relevant period. For the interim period indicated, the average exchange rates are determined by averaging the exchange rates on each day of the month.

On April 29, 2011, the exchange rate was RMB 6.4900 per US $1.00.

RISK FACTORS

Risks Related to the Offering

The market price and trading volume of our ordinary shares may be volatile.

The market price of our ordinary shares may become highly volatile and subject to wide fluctuations. In addition, trading volume in our ordinary shares may fluctuate and cause significant price variations to occur. Some of the factors that could result in fluctuations in the price or trading volume of our ordinary shares include, among other things: actual or anticipated changes in our current or future financial performance and general market and economic conditions. We cannot assure you that the market price of our ordinary shares will not fluctuate or decline significantly.

Future sales of our ordinary shares could have an adverse effect on our stock price.

We cannot predict the effect, if any, of future sales of ordinary shares, or the availability of shares for future sales, on the market price of our ordinary shares. Sales of substantial amounts of ordinary shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our ordinary shares. In addition, a large supply of saleable ordinary shares, such as those underlying the warrants sold in this offering or other shares eligible for future sale, may adversely affect the prevailing market prices for our ordinary shares.

We will have broad discretion in applying the net proceeds of this offering and may not use these proceeds in ways that will enhance the market value of our ordinary shares.

We have broad discretion in applying the net proceeds we will receive in this offering. We intend to use the net proceeds of this offering for the acquisition of land use rights for China Northeast Logistics City – Dezhou, additional capital for Phase II construction of China Northeast Logistics City – Tieling and for general corporate purposes. For more information, see “Reasons for the Offer and Use of Proceeds.” As part of your investment decision, you will not be able to assess or direct how we apply these net proceeds.

You will experience immediate and substantial dilution because the price per unit is substantially higher than our net tangible book value per share.

If you purchase units in this offering, you will pay more for your units than the amount paid by our existing shareholders for their shares on a per share basis. As a result, you will experience immediate and substantial dilution of approximately $             per unit, representing the difference between the public offering price of $             per unit, and our net tangible book value of             per share as of September 30, 2010, after giving effect to the $             net proceeds to us from this offering. See “Dilution.”

There is no public market for the units or warrants to purchase ordinary shares in this offering.

There is no established public trading market for the units or warrants being sold in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the units or warrants on any securities exchange. Without an active market, the liquidity of the units or warrants will be limited and investors should be prepared to hold them for an indefinite period of time.

This offering will dilute the ownership percentage of current shareholders, and could prevent the acquisition or sale of our business.

The issuance of the ordinary shares pursuant to this offering and upon exercise of the offered warrants will dilute the holdings of our existing shareholders. We are issuing     ordinary shares, which represent approximately     % of our ordinary shares outstanding immediately prior to the issuance of such shares. In addition, we are issuing warrants to purchase              ordinary shares at an exercise price of $            . The

exercise price of the offered warrants may be decreased if we issue securities below the warrant exercise price or if we fail to meet certain financial targets set forth in the warrants. The exercise of the offerend warrants could further dilute the holdings of existing shareholders. The issuance of such shares pursuant to this offering will also have a dilutive effect on our earnings per share and may adversely affect the market price of our ordinary shares.

In addition, the issuance of our ordinary shares to the investors in this offering and upon exercise of the offered warrants could have an anti-takeover effect because such issuance will make it more difficult for, or discourage an attempt by, a party to obtain control of the Company by tender offer or other means. Such issuance of ordinary shares will increase the number of shares entitled to vote, increase the number of votes required to approve a change of control of the Company, and dilute the interest of a party attempting to obtain control of the Company.

Risks Related to Our Business

Our ability to execute on our business strategy and grow will depend in part on the success of the PRC’s agricultural industry, and if the PRC agricultural industry does not continue to grow at a strong rate, our business may suffer.

We have established an exchange platform in Tieling, Liaoning Province called “China Northeast Logistics City”, which is available to Tieling as well as regional and international traders based upon an open free market system for the mutual benefit of sellers and buyers. The exchange is designed to facilitate the marketing of any commodity provided or desired by willing buyers and sellers. Agriculture commodities have risk exposure, including weather, climate and seasonal price fluctuations. Farmers are exposed to risks associated with output and input prices, production volume and risks associated with income from non-farm sources. Our results of operation may be significantly adversely affected by these risks.

The PRC Government may introduce new “green laws” with environmental challenges that may have an adverse effect on our actual and prospective tenants and customers, and therefore could adversely affect our operations.

There are few quantitative estimates of projected environmental degradation associated with intensive agricultural production. Yet environmental cleanup will pose a competing challenge for investment in agriculture. Abundant use of coal to meet the increasing demands for energy and rapid growth of cities with associated growth of automobiles and municipal waste have been large sources of incredibly high levels of air pollution in China. Mortality rates of chronic pulmonary disease, a leading cause of death in China, is five times as high as in New York, not only leading to considerable loss of life, but high cost of hospitalization and lost work days estimated to be 7.4 million person-years per year.

Acid rain and water use and pollution associated with industrialization and urbanization are other major sources of water constraint. Disposal of industrial waste and organic fertilizer runoffs has been the major source of water pollution. Yet the health impact has been generally contained due to the widespread availability of safe drinking water. Still, water pollution is increasing water shortages and increasing the cost of provision of drinking water since this often requires that people move to safer areas.

China’s per capita energy demand and increased use of automobiles associated with urbanization will critically shape the environmental prospects in China. Reduction in environmental pollution will require the PRC Government to encourage the replacement of outdated and environmentally polluting technologies, increasing energy efficiency and emission standards to standards comparable to those used in Europe and the U.S., and price polluting industrial inputs to reflect the cost of pollution cleanup. The PRC Government would also need to consider imposing taxes on such items as coal, based on sulfur and ash content, investing in alternative technologies in public transport and domestic energy use, such as the greater use of gas for cooking, and planning and regulating industrial, public and household uses more effectively. Each of these events could have a material adverse effect on our operations.

The results of operations of our agricultural logistics business substantially depend on our ability to execute our business strategy and on economic growth in the regions of our trade center projects.

The results of operations of our agricultural logistics business substantially depend on the successful execution of our business strategy to attract and retain high quality tenants, achieve market rental rates and improve the surrounding infrastructure. Our success will also depend upon continuing growth in the agricultural, manufacturing and export industries in the Manchuria region, as well as regions surrounding properties planned for future development, and our ability to compete with other similar businesses. We may face challenges in implementing our strategy, and our ability to achieve our goals may be adversely affected by various factors, some of which are beyond our control. If we are not able to execute our business strategy or successfully compete with other similar businesses, our business, results of operations and financial condition will be materially and adversely affected.

We may not be able to increase our revenues from sales or leases of properties or achieve satisfactory rental rates from period to period, sustain our rapid growth rate or increase our revenues from either the sales or lease of properties from period to period.

Our revenues have grown rapidly over the past two years and six months. Our revenues from the sales of trade center units in fiscal year 2009 and fiscal year 2010 were HK$1.1 million and HK$336.7 million, respectively. Our revenue from the leases of properties increased from nil to HK$0.6 million and our revenue from property management services increased from nil in fiscal 2009 to HK$0.4 million in fiscal 2010. Our revenue in the six months ended September 30, 2010 were HK$359.4 million, which includes revenue from leases of properties and property management services of HK$1.6 million and HK$0.2 million, respectively.

Our commission lease arrangements provide us the right to lease to, and receive rental income from, third parties for the trade center units that we have sold to the purchasers of these units, for a period of approximately three years. However, if we are unable to lease the trade center units for which we have entered into such commission lease arrangements, we will not receive any rental income from these units. Under these commission lease arrangements, we are not obligated to pay any rent during the three-year period. Such transactions are accounted for as a sale and operating leaseback given that as part of the sale transaction, the Company disposes of substantially all risks and rewards of owning the property. In concluding that substantially all risks and rewards of owning the property have been transferred, the Company considers the short period of the lease and the expected future rentals it could earn by letting out these properties, which are insignificant relative to the value of the property. We cannot assure you that, in the future, we will be able to charge sufficiently high rental rates. As a result, failure to lease the trade center units or to lease the units at satisfactory rental rates would adversely affect our profits for the applicable period.

Some of our buyers may not be able to obtain mortgages from banks and the inability to secure financing may adversely impact the Company’s stock price.

Currently the majority of our sales are settled by one-off purchases from buyers. The remaining buyers purchase spaces in our trade centers through mortgages with banks with typically at least a 50% down payment. Due to the volume involved and the mortgage approval process, some of the buyers that intend to purchase spaces in our trade centers through mortgage financing may not be successful in their mortgage applications for a variety of reasons. In the event that the applicants do not successfully receive mortgage financing, the Company may not be able to recover its accounts receivable from these buyers on time, the Company’s financials may be impaired, and the Company’s stock price may go down.

We currently rely on Phase I of China Northeast Logistics City – Tieling for all of our agricultural logistics business revenues. We may be unsuccessful in expanding beyond Phase I, and if we are unsuccessful, our stock price may fall.

Although our agricultural logistics business has properties under development and planned for future development, we currently rely on Phase I of China Northeast Logistics City – Tieling for all of our agricultural logistics business revenues. This single location revenue source may entail a higher level of risk as compared to other operators of trade centers that have revenue-generating properties spread over several different locations or have a more diverse range of property investments. In the event of a circumstance which adversely affects the operations or business of China Northeast Logistics City – Tieling, or its attractiveness to tenants, we will not have income from other properties in our agricultural logistics business to mitigate any ensuing loss. A concentration of investments in a single location will cause China Northeast Logistics City – Tieling to be highly susceptible to a downturn in Northeast China’s agricultural, property or logistics industry. In addition, any property damage at China Northeast Logistics City – Tieling, resulting from fire or other causes, or a downturn in the industrial materials, agricultural or manufacturing industries in Northeast China, may have a material adverse effect on our business, financial condition and results of operations. Further, we cannot assure that China Northeast Logistics City – Tieling will continue to attract tenants to generate rental income, or that we will be successful in the future. Although we have projects planned for future development in 2011, 2012 and 2013, we cannot assure that we will be able to successfully obtain state-owned land use rights for all or any portion of land necessary for the development of these projects, complete the development of these projects or generate revenue and net income from these projects at all or in amounts that we expect.

If we are unable to obtain the state-owned land use rights for our properties planned for future development, we will not be able to develop these planned projects.

Our Hong Kong subsidiary, China Metro-Rural Exchange Limited, signed a framework agreement with Tieling Municipal Government in 2006. Pursuant to this master agreement, the Tieling Municipal Government has identified land which is suitable for our development strategy in Tieling City.

Another of our Hong Kong subsidiaries, China Metro-Rural Development Limited, signed a framework agreement with Dezhou Municipal Government in 2010. Pursuant to this framework agreement, the Dezhou Municipal Government has identified land which is suitable for our development strategy at China Northeast Logistics City – Dezhou.

However, the signing of these master framework agreement do not guarantee that we will obtain the land identified therein, which will be transferred by public tender, auction or listing for sale. We cannot assure that the relevant land administration authorities will grant us the appropriate land-use rights or issue the relevant land-use rights certificates in a timely manner, or at all. Moreover, we cannot assure that we will be successful in our bidding for the plots of land or that we will be able to obtain the land at our desired price. If we are not successful in our bidding for the plots of land in the future or fail to obtain land-use rights for all or any portion of such land, we may not be able to develop any future projects.

We may experience conflicts of interest with China South City Holdings Limited as a result of contracts to which certain of our directors are a party.

In addition to their investments in the Company, Mr. Cheng Chung Hing, Ricky, and his brother, Mr. Cheng Tai Po, own all of the outstanding shares of Accurate Gain Developments Limited and 80% of the outstanding shares of Proficient Success Limited. As of December 31, 2010, Accurate Gain Developments Limited, Proficient Success Limited, Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po owned an aggregate of 2,471,444,558 of the 5,979,564,000 outstanding shares of China South City Holdings Limited, or China South City, and Mr. Cheng Chung Hing, Ricky, held options to purchase 66,000,000 shares of China South City. China South City is a developer and operator of an integrated logistics and trade center platform in operation, China

South City Shenzhen, which serves five complementary light manufacturing industries: (1) textile and clothing; (2) leather and accessories; (3) electronic accessories; (4) printing, paper and packaging; and (5) metals, chemicals and plastics. Mr. Cheng Chung Hing, Ricky, is also the Co-Founder, Co-Chairman and Executive Director of China South City. In addition, Mr. Leung Moon Lam, a director of China Metro, is a Co-Founder, Executive Director and the Chief Executive Officer of China South City.

Mr. Cheng Chung Hing, Ricky, and Mr. Leung Moon Lam are each parties to a deed of option and undertaking with China South City. Pursuant to the deed of option and undertaking of which we are not a party, each of Mr. Cheng Chung Hing, Ricky, and Mr. Leung Moon Lam has granted to China South City an option to acquire all their respective interests in China Northeast Logistics City – Tieling at any time until September 30, 2014 or two years after the completion of the development of China Northeast Logistics City – Tieling (whichever is later) so long as: (i) for Mr. Cheng Chung Hing, Ricky, he remains a controlling shareholder of China South City or a director of China South City; or (ii) for Mr. Leung Moon Lam, he remains a director of China South City. China South City also has the right to buy all the respective interests held by Mr. Cheng Chung Hing, Ricky, and/or Mr. Leung Moon Lam in China Northeast Logistics City – Tieling before they are offered to any other third party. The price payable by China South City for such interests shall be determined with reference to the fair market value of such interests as determined by an internationally recognized valuer.

If China South City decides, after due consideration, not to exercise the option but wishes to develop China South City’s business operations in Liaoning Province, which may result in competition between China South City and China Northeast Logistics City – Tieling, China South City shall be entitled to, at any time within the above option period, require Mr. Cheng Chung Hing, Ricky (so long as he remains a controlling shareholder of China South City or a director of China South City), and/or Mr. Leung Moon Lam (so long as he remains a director of China South City) to dispose of all their respective interests in China Northeast Logistics City – Tieling to independent third parties as soon as practicable and in any event prior to the occurrence of any competition between China South City and China Northeast Logistics City – Tieling. As a result, there may be conflicts of interest presented by Mr. Cheng Chung Hing, Ricky’s, and Mr. Leung Moon Lam’s relationships with both us and China South City, which may adversely affect our opportunities, prospects and results of operations.

In connection with our Merger in 2010, Mr. Cheng Chung Hing, Ricky and Mr. Leung Moon Lam sought confirmation from China South City as to whether China South City would opt to exercise its rights of first offer granted to it by both Mr. Cheng and Mr. Leung to purchase all their respective effective interests in China Northeast Logistics City – Tieling. Following that request, China South City held an extraordinary general meeting in which its independent shareholders approved, confirmed and ratified its non-exercise of the rights of first offer granted to it by each of Mr. Cheng and Mr. Leung in relation to the Merger. While the rights of first offer no longer exist with respect to the completed Merger, the option to exercise the rights of first offer remains in effect with respect to subsequent transfers until September 30, 2014 or two years after the completion of the development of China Northeast Logistics City – Tieling (whichever is later).

We may not be able to acquire the land for the completion of additional projects with Urbanization Policy and reduction of agricultural land by PRC Government.

According to some estimates, since 1988, capital construction in China has removed 190,000 hectares of land from cultivation annually. Other estimates show a greater loss of land. The land lost in the Shandong and Southeastern coastal provinces is high quality land where multiple cropping is practiced, compounding the loss. Although these losses have been offset by land reclamation of 245,000 hectares annually, reclaimed land tends to be of poorer quality. In addition, the cost of land reclamation has varied between HK$2,000 to HK$20,000 per hectare depending on the terrain. In the event we are unable to obtain additional land at reasonable prices, or at all, we may not be able to complete additional projects in the future, which could have an adverse effect on our operations, financial condition and results of operations.

Our PRC subsidiary, China Northeast Logistics City Co. Ltd., or China Tieling Northeast, is a wholly owned foreign enterprise, which subjects China Tieling Northeast to restrictions imposed on such enterprise under relevant PRC laws and regulations.

China Tieling Northeast was approved by the local authorities in Tieling and filed with the PRC Ministry of Commerce as a wholly owned foreign enterprise and, accordingly, is subject to regulations and restrictions applicable to foreign investment real estate enterprises, including, but not limited to, restrictions on China Tieling Northeast’s ability to obtain loans within and outside of the PRC, as well as restrictions on the conversion and sale of foreign exchange into the capital account. In addition, China Tieling Northeast, as a foreign investment real estate enterprise, is required to maintain registered capital levels at 50% or more of our total investment. As of September 30, 2010, our registered total investment in China Tieling Northeast was US$49.8 million, including registered capital of US$35 million, representing approximately 70% of our total investment. Currently, China Tieling Northeast, our project company for our property planned for future development in Liaoning, is our only subsidiary categorized as foreign investment real estate enterprise.

The cyclical nature of the real estate, agricultural and logistics industries could adversely affect our results of operations.

Our results of operations are and will continue to be affected by the cyclical nature of the real estate, agricultural and logistics industries in the PRC. Property values and rents are affected by, among other factors, supply and demand of comparable properties, interest rates, inflation, the rate of economic growth, tax laws and political and economic developments in the PRC. Our tenants and customers may be affected by the weather, climate, import and export of agricultural products and machines, price of the agriculture and the fluctuation of the RMB. We cannot assure that property values and rents will not decline. In addition, increased competition brought by this additional supply could adversely affect trade center rents and occupancy rates as well as sales prices for new trade center units. Our trade centers depend upon the growing demand for industrial and agricultural materials and logistics services in China. A significant downturn in the PRC economy could adversely affect such demand, as well as the demand by suppliers for trade center units.

Our results of operations may fluctuate from period to period due to variations in the proceeds received from sales and leases of trade center units and the fair value of our investment properties.

Our results of operations tend to fluctuate from period to period depending upon the proportion and gross floor area, or GFA, of trade center units that are sold or leased, and when our projects in various stages of development are completed. We generally sell trade center units in the initial stages following completion of a project subject to the then-current market conditions. The number of trade centers that we are able to develop or complete during any given period is limited due to the substantial capital requirements for land acquisition and construction, as well as the lengthy development periods required before positive cash flows may be generated. In addition, the trade centers that we have developed or that are under development are large-scale, integrated, multi-phase projects to be developed over the course of several years. The selling prices and rental rates of trade center units are also subject to fluctuation, which may impact our sales proceeds and rental income and, accordingly, our revenues for any given period. In this regard, rental rates also vary among trade centers, according to market demand and dates of completion of the various trade centers, which affects rental rates because we generally offers tenants in newly completed trade center units preferential rental rates and rent-free periods in order to promote occupancy rates of these trade centers. Our rental rates for future periods may also be affected by similar incentive plans, and may be adversely affected by cyclical changes in market demand.

Our results of operations may also fluctuate due to changes in the fair value of our trade center units and other facilities retained for rental income and capital appreciation of investment properties. We reassess the fair value of our investment properties each year. Property valuation typically requires the use of certain bases and assumptions with respect to a variety of factors, including supply and demand of comparable properties, the rate of economic growth in the location of the property, interest rates, inflation and political and economic developments in the PRC.

Our operations are subject to extensive governmental regulation, and we are susceptible to changes in policies related to the real estate, agricultural and logistics industries in the PRC.

In order to develop and operate a trade center development, we must obtain various permits, licenses, certificates and other approvals from the relevant administrative authorities at various stages of our trade center development, including land-use rights documents, planning permits, construction permits and certificates or confirmation of completion and acceptance. Each approval is dependent on the satisfaction of certain conditions.

We cannot assure that we will be able to fulfill the pre-conditions necessary to obtain required governmental approvals, or that we will be able to adapt to new laws, regulations or policies that may come into effect from time to time with respect to the real estate, agricultural or logistics industries in general or the particular processes with respect to the grant of approvals in China. There may also be delays on the part of relevant administrative bodies in reviewing our applications and granting approvals. We may also be subject to periodic delays in our trade center development projects due to building moratoria in the areas in which it operates or plans to operate. If we are unable to obtain, or experience material delays in obtaining, the requisite governmental approvals, or if a building moratorium is implemented at one or more of our project sites, the development and sale of our projects could be substantially disrupted, which would result in a material adverse effect on our business, financial condition and results of operations. Further, we cannot assure that the implementation of laws and regulations by relevant authorities, or the interpretation or enforcement of such laws and regulations, will not cause us to incur additional costs, which could have a material adverse effect on our business, financial condition and results of operations.

We face competition from other agricultural exchanges and industrial materials trade centers.

Our China Northeast Logistics City – Tieling faces competition from other agricultural and industrial materials trade centers in China, particularly in the Northeast area. The greatest concentration of industrial materials trade centers in China is in Pearl River Delta, Yangtze River Delta and the Manchuria area. The agricultural, industrial materials and finished goods featured at these competing trade centers include agricultural products, building materials, automobile and accessories and small appliances at China Northeast Logistics City – Tieling. In addition, there may be an increase in supply of industrial materials trade centers in Guangdong and elsewhere in China, such as Shenzhen and Guangzhou, in the future.

The greatest concentration of agricultural trade centers in China is in Manchuria and Shanghai. The agricultural products for which these trade centers compete include raw materials, corns, wheat, fertilizers, seeds and pesticides, agricultural machinery and tools, which are concentrated in Manchuria area. The Shanghai Agriculture Equity Exchange (SAEE) was established on September 18, 2009, and the management anticipates that similar exchanges will be established in the future.

This competition may affect our ability to attract and retain tenants and buyers and may reduce the rents or prices we are able to charge. We cannot assure that we will prevail in competing with other trade center operators. Our inability to compete effectively could adversely affect our business, financial condition and results of operations.

Demand for our trade centers may be negatively affected by uncertainty regarding the recovery of the global economy, which may have a material adverse effect on our business, results of operations and financial condition.

Uncertainty regarding the recovery of the global economy may diminish the demand from many parts of the world and increase volatility in credit and equity markets. If these conditions continue or worsen, regardless of any efforts by various governmental authorities to stimulate the economy, they may adversely affect the availability, terms and cost of borrowings in the future, including financings necessary to complete our properties planned for future development, as well as the demand for our trade center units. Because our operations are capital intensive, and rely principally on cash flows from operations and bank borrowings, we cannot assure that the global economic downturn will not have a material adverse effect on our business, results of operations, financial condition and cash flow.

The timing and nature of any recovery in the global economy remain uncertain, and there can be no assurance that market conditions will improve in the near future or that our results will not be adversely affected. Furthermore, if economic conditions become worse, the development of our properties could be adversely affected and materially delayed.

We may not be able to renew or re-obtain qualification certificates for real estate development upon expiration of our current qualification certificate, which could adversely affect our business.

Our subsidiary, China Tieling Northeast, is required to hold a qualification certificate which is normally granted to real estate developers. The Tieling Urban Construction Comprehensive Development Office has previously granted a temporary qualification certificate to China Tieling Northeast confirming that China Tieling Northeast is allowed to undertake the development of properties in the PRC. On August 6, 2009, China Tieling Northeast obtained a renewal of the temporary qualification certificate. On December 22, 2010, China Tieling Northeast obtained a Qualification Certificate for Real Estate Development Enterprise in Grade III with an effective term until December 21, 2013.

After the expiration of its current qualification certificate, China Tieling Northeast will need to renew this qualification certificate or apply for a qualification certificate in a higher grade. We cannot assure that China Tieling Northeast will be able to renew the current qualification certificate or obtain a new qualification certificate in a timely manner, or at all. If China Tieling Northeast or other project companies for our future projects are unable to renew the current qualification certificate or obtain a new qualification certificate, they may not be permitted by the PRC government to continue to engage in property development activities associated with the development of their integrated logistics trade center business, which would materially and adversely affect our business, results of operations and financial condition.

The appraisal value of our properties may materially differ from the value we could receive in an actual sales transaction.

Property valuations include a subjective determination of certain factors relating to the properties, such as their relative market position, their financial and competitive strengths, location and their physical condition. Further, the valuation of the properties is not an indication of, and does not guarantee, a sale price corresponding to such valuation, currently or in the future. Unforeseen changes in a particular integrated logistics and trade center development or in general or local economic conditions could affect the value of our properties, and the resulting amounts we obtain may be materially lower than the amount set forth in the valuations.

Potential liability for environmental problems could result in substantial costs.

We are subject to a variety of environmental laws and regulations during the construction of our development projects. The particular environmental laws and regulations which apply to any given project development site vary greatly according to the site’s location, the site’s environmental condition, the present and former uses of the site, as well as adjoining properties. Environmental laws and conditions may result in project delays, may cause us to incur substantial compliance and other costs and can prohibit or severely restrict project development activity in environmentally sensitive regions or areas. In addition, we cannot predict the impact that unforeseeable environmental contingencies or new or changed laws or regulations may have on us or our trade center projects.

As required by PRC law, independent environmental consultants have conducted environmental impact assessments at all of our construction projects. Although the environmental investigations conducted to date have not revealed any environmental liability that would be expected to have a material adverse effect on our business, financial condition or results of operations, it is possible that these investigations did not reveal all environmental liabilities or their extent, and there may be material environmental liabilities of which we are unaware. Upon completion of each project, the relevant environmental authorities will inspect the site to ensure compliance with all applicable environmental standards and prepare a report to confirm such compliance. We cannot assure that such internal control procedures will be effective in preventing non-compliance. If any portion of the project is found to be non-compliant with relevant environmental standards or if we are unable to obtain necessary licenses for releasing contaminants, it may be subject to suspension of a portion of our operations as well as fines and penalties.

Sales of our properties are subject to land appreciation tax and income tax.

Our sales of trade center units are subject to land appreciation tax in the PRC. In addition, sales of residential properties in our properties planned for future development may be subject to land appreciation tax. Land appreciation tax is payable on the gain, representing the balance of the proceeds received on such sale, after deducting various prescribed items, including sums paid for acquisition of land-use rights, the direct costs and expenses of the development of the land and construction of buildings and supplementary facilities or the appraised price of any previous buildings and structures existing on the land and taxes related to the assignment of the real property. Under applicable PRC laws and regulations, land appreciation tax is chargeable on the gain at progressive rates ranging from 30% to 60%. Certain exemptions may be available for the sale of ordinary residential properties if the appreciation of land value does not exceed 20% of the total deductible items as provided in the relevant tax laws.

On December 28, 2006, the State Administration of Taxation issued the Notice on Administration of the Settlement of Land Appreciation Tax of Property Development Enterprises, or the LAT Notice, which became effective on February 1, 2007. The LAT Notice provides that land appreciation tax should be settled in stages during a real estate development project and sets forth, among other things, methods of calculating land appreciation tax and a time frame for settlement of land appreciation tax. We have accrued all land appreciation tax payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws mentioned above. However, the relevant tax authorities have yet to commence the assessment of our land appreciation taxes in order to collect the additional tax payments from it, and, therefore, we have not made the additional payments of land appreciation tax during the fiscal years ended March 31, 2009 and 2010 and the current period. We have paid such land appreciation tax expenses based on the total sales amount of the contracts it entered into with purchasers of trade center units for each fiscal year at the rate of 2% set by the Tieling municipal tax authority. In fiscal years ended March 31, 2009 and 2010, we paid land appreciation tax to the Tieling municipal tax authority in the amounts of HK$nil and HK$4.8 million, respectively. In fiscal years ended March 31, 2009 and 2010, we made provisions for land appreciation in the amounts of HK$0.06 million, and HK$22.2 million, respectively. In the six months ended September 30, 2010, we paid land appreciation tax to the Tieling municipal tax authority in the amount of HK$2.2 million, and we made provisions in the amounts of HK$29.1 million. Our cash flows and financial condition will be affected if the PRC tax authorities do proceed to collect the land appreciation tax for which we have made provisions. In addition, provisioning for land appreciation tax requires our management to use a significant amount of judgment with respect to the appreciation of land value and the allowability of deductible items for income tax purposes. If the land appreciation tax provisions we have made are substantially lower than the actual land appreciation tax amounts assessed by the tax authorities, our results of operations and cash flows will be materially and adversely affected.

We may be required to forfeit land being developed if it does not comply with the terms of our land grant contract.

Under PRC law, if a developer fails to develop land according to the terms of its land grant contract (including those relating to payment of fees, land use or the time for commencement and completion of the development of the land), the relevant land administration authorities may issue a warning to or impose a penalty on the developer or require the developer to forfeit the land. Further, if the development is delayed for longer than one year, the developer may be restricted from bidding for any new land. Thus, if we were to delay development on the China Northeast Logistics City Phase I land and newly acquired Phase II land (and if this restriction were applied to us) we may be restricted from bidding for other land designated for Phase II or subsequent phases of development. We have not received such a warning or been subject to such a penalty or threat of forfeiture in the past. However, we cannot assure that circumstances leading to possible forfeiture of land or delays in the completion of an integrated logistics, agricultural and trade center development will not occur in the future.

In addition, although the local government is responsible in the master agreement for relocating existing residents on the land and associated relocation expenses, the local government may experience delays in its negotiation process with the original occupants of the land which may result in delays in the development of any future properties by us. With respect to any future properties of ours, we will be responsible for land payments only following the successful relocation of existing residents by and at the cost of the local government.

We may not be able to commence or complete our properties planned for future real estate projects on time or within budget.

Our real estate projects involve acquiring land-use rights for large plots of land, many of which have existing structures and residents, from municipal and provincial governments of the PRC. Other properties we may develop in the future may also involve similar circumstances. Acquiring these development rights, converting them into land-use rights and committing the financial and managerial resources to develop the land involve significant risks. Before a real estate development project generates any revenue, we must make a variety of material expenditures, including to acquire the development rights and to construct the required infrastructure.

It generally takes several years for a planned real estate project to generate revenue, and we cannot assure you that our real estate projects will achieve positive cash flow. As a result, our current and future real estate development activities may be exposed to the following risks:

•	we may lease or sell developed properties at below expected rental rates or sales prices, and we may experience delays in the sale or leasing of developed properties;

•

we may be unable to complete construction of our real estate projects on schedule, or on budget, due to a variety of factors including shortages of materials, equipment, technical skills and labor, adverse weather conditions, natural disasters, labor disputes, disputes with contractors and sub-contractors, accidents, changes in government priorities and policies, changes in market conditions, delays in the relocation process, delays in obtaining the requisite licenses, permits and approvals from the relevant authorities and other problems and circumstances, resulting in increased debt service expense and construction costs;

•

occupancy rates, rents and sales prices at our real estate properties may fluctuate depending on a number of factors, including market and economic conditions, and may result in our investments being less profitable than we expected or not profitable at all;

•

the services rendered by our contractors may not always meet our quality requirements, and negligence or poor work quality by any contractors may result in defects in our buildings or trade center units, which could in turn cause us to suffer financial losses, harm our reputation or expose us to third-party claims;

•

since it normally takes several years for us to complete a real estate project, we expect that we will be affected by increases in the costs of construction materials and the costs of other goods and services, most significantly labor costs;

•	we may delay, or change the structure of, real estate projects and as a result we may lose deposits paid to participate in the land tender process or fail to recover expenses already incurred; and

•

we may be unable to obtain, or face delays in obtaining, required zoning, land-use, building, occupancy, and other governmental permits, rights and authorizations, which could result in increased costs with respect to a project.

The occurrence of any of these circumstances, most of which are beyond our control, could delay the completion of our real estate projects, which could adversely affect our business, financial condition and results of operations, which in turn could cause the market value of our shares to decline.

We may not be able to obtain adequate funding to our property under development or any properties planned for future development.

To date, for investment activities, we have relied primarily on bank borrowings and shareholders’ loans for our funding and liquidity requirements; and to a lesser extent on cash inflows from operations. For further information on our available funding and liquidity resources, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.” As of September 30, 2010, we had net current assets of HK$423.3 million and the outstanding balance of our total indebtedness (including trade payables, other payables and accruals) amounted to approximately HK$703.6 million, which included primarily bank borrowings and trade payables, other payables and accruals in the amounts of HK$555.9 million and HK$147.7 million, respectively. Approximately HK$220.0 million of our total borrowings were due within one year or on demand and approximately HK$335.9 million were due within a period of more than one year but not exceeding five years. The projected total investment for China Northeast Logistics City – Tieling could be up to an amount of approximately US$2 billion.

We also have available cash flow from our operations, but such amounts are not likely to be sufficient to fund our future development requirements. Due to the nature of our trade center development business, it may from time to time experience periods of net cash outflows, when imbalances may arise between the timing of cash inflows from rentals and sales of trade center units and our cash outflows relating to the construction of properties and purchases of state-owned land use rights. We may require additional bank borrowings and, if necessary, offerings of debt and equity securities for a significant portion of our liquidity requirements to finance the construction costs of these projects, which are expected to be completed in stages. We cannot assure that we will be able to obtain additional financing at competitive costs, or at all. In addition, although we have not experienced any difficulties in the past, it may not be able to renew our existing loan facilities granted by banks in the PRC on satisfactory terms, or at all. If we are unable to obtain necessary additional financing or renew existing loan facilities, we will not be able to complete future projects, and our business development could be severely disrupted.

We cannot assure that we will be able to obtain sufficient funding to finance intended purchases of land use rights, develop future projects or meet other capital needs as and when required at a commercially reasonable cost or at all. Failure to obtain adequate funding at a commercially reasonable cost may limit our ability to commence new projects or to continue the development of existing projects or may increase our borrowing costs.

In previous years, the PRC Government introduced a number of measures and regulations to restrict the ability of property developers to raise capital through external financing and other methods. Because the local authorities in Tieling treat our subsidiary, China Tieling Northeast, as a real property developer, we have been subject to these measures and regulations with respect to China Tieling Northeast. Additionally, the PRC Government has also recently introduced a number of restrictions on individuals’ purchases of residential properties. These restrictions may affect our sales of residential properties to individual customers.

We may incur substantial additional indebtedness in the future.

As of September 30, 2010, our debt-to-equity ratio (total bank borrowings/total equity) was approximately 80.2%. We may incur additional indebtedness to complete additional projects and grow our supporting infrastructure, and the amount of such additional indebtedness may be substantial. We will face more risks if it or our subsidiaries incurs additional debt. For example, the additional debt could:

•	limit our ability to satisfy our obligations under our borrowings;

•	increase our vulnerability to adverse general economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to servicing and repaying our indebtedness, thereby reducing the availability of our cash flow to fund project developments, working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for or reacting to changes in our businesses and the industry in which we operate;

•	restrict us from making strategic acquisitions or exploring business opportunities;

•	place us at a competitive disadvantage compared to our competitors that have less debt;

•	limit, along with the restrictive covenants of our indebtedness, among other things, our ability to borrow additional funds or make guarantees; and

•	increase the cost of additional financing.

Our ability to generate sufficient cash to satisfy our outstanding and future debt obligations will depend upon our future operating performance, which will be affected by then prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We anticipate that our operating cash flow will be sufficient to meet our anticipated operating expenses and to service our debt obligations as they become due. However, we may not be able to generate sufficient cash flow for these purposes. If we are unable to service our total indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. These strategies may not be implemented on satisfactory terms, if at all.

If we are unable to comply with the restrictions and covenants in our bank loan agreements, there could be a default under the terms of these agreements, which could cause repayment of our debt to be accelerated.

The bank loan agreements of our PRC subsidiary, China Tieling Northeast contain a number of significant restrictive covenants. These covenants restrict, among other things, China Tieling Northeast’s ability and the ability of its subsidiaries to incur additional debt or make guarantees, incur liens, pay dividends or distributions on its or its subsidiaries’ capital stock, prepay certain indebtedness, sell or transfer property or assets, make investments and merge or consolidate with another company.

If China Tieling Northeast is unable to comply with the restrictions and covenants in its current or future loan and other agreements, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to China Tieling Northeast, accelerate the outstanding debt and/or terminate the agreements, as the case may be. If the underlying obligation relates to China Tieling Northeast’s secured borrowings, the lender can enforce the mortgages over the property securing the defaulted loan. If any of these events occur, China Tieling Northeast cannot assure that its assets and cash flow would be sufficient to repay all of its indebtedness, or that it would be able to obtain alternative financing on terms that are favorable or acceptable to China Tieling Northeast.

China Tieling Northeast is not currently in breach of any of these covenants.

We depend on China Metro-Rural Limited’s founding shareholders, one of whom is also one of our directors, and our business and growth prospects may be severely disrupted if we lose the support and service of all or any one of them.

Our success and growth depends on the efforts of the founding shareholders of the China Metro-Rural Limited (Mr. Cheng Chung Hing, Ricky and Mr. Leung Moon Lam), one of whom (Mr. Cheng Chung Hing, Ricky) is also one of our directors. These founding shareholders are critical to our success because of their vision for us and their industry knowledge and relationships. If we were to lose their support, our relationships with bankers, government officials, potential tenants and industry personnel could be adversely affected. We may not be able to replace these founding shareholders easily or at all. As a result, the loss of any of these founding shareholders, whether because any one or more of them become unwilling to continue in their present capacities with us, develop disagreements between each other, leave to join a competitor or form a competing business, or other reasons, would severely disrupt our business and growth prospects.

We depend on our senior management and other important staff members, as well as on our ability to attract and retain qualified management personnel.

We depend on the efforts and skill of our senior management and other important staff members. As a result, our future success depends to a significant extent on the continuing service and coordination of these individuals, who are not obligated to remain employed with us.

Our success also depends on our ability to identify, hire, train and retain suitably skilled and qualified employees with the requisite industry expertise. The loss of any member of our senior management team and our other employees could have a material adverse effect on our business if we are unable to find suitable replacements in a timely manner. Competition for such personnel is intense, and any failure to recruit and retain the necessary personnel or the loss of a significant number of employees at any time could harm our business and prospects.

We may suffer losses caused by natural disasters or accidents and these losses may not be covered by insurance.

Our business may be adversely affected due to the occurrence of typhoons, severe storms, floods, wildfires or other natural disasters, or accidents (including fire or explosion) or similar events in the areas where we operate our trade centers. We do not carry any property insurance. Should a loss occur, we could lose all or a portion of the capital invested in a property, as well as the anticipated future revenues from the property. Nevertheless, we would remain obligated for any bank borrowings or other financial obligations related to the property. It is also possible that if we were to obtain insurance, third-party insurance carriers would not be able to maintain reinsurance sufficient to cover any losses that may be incurred. Any material uninsured loss could materially and adversely affect our business, financial condition and results of operations.

We are a holding company and rely on dividends paid by our subsidiaries for our funding requirements.

As a holding company, we depend upon the receipt of dividends from our subsidiaries to pay dividends to our shareholders and satisfy our obligations. The ability of our direct and indirect subsidiaries to pay dividends to their shareholders (including us) is subject to relevant shareholders’ agreements or constitutional documents and restrictions contained in the loan agreements of such subsidiaries or other instruments.

In addition, the ability of our subsidiaries in the PRC to pay dividends to their shareholders is subject to the requirements of PRC law. PRC regulations permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Dividends may not be paid until cumulative prior years’ losses are made up. As a result, if our subsidiaries in the PRC incur losses, such losses may impair their ability to pay dividends or other distributions to us, which would restrict our ability to pay dividends and to service our indebtedness. Our PRC subsidiaries are required to make monthly contributions to the social security plan and the housing reserve fund maintained for their employees, consisting of pension benefits, personal injury insurance, maternity insurance and medical and unemployment benefits. In addition, each of our PRC subsidiaries is also required to set aside at least 10% of its after-tax profits based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the cumulative amount of such reserves and fund reaches 50% of its registered capital. As of September 30, 2010, we did not have any statutory reserves for China Tieling Northeast or any accumulated profits that were unrestricted and available for distribution.

Any occurrence of avian influenza, influenza A H1N1 or other widespread public health problems could adversely affect our business, financial condition and results of operations.

In December 2003 and January 2004, there were media reports regarding the spread of the H5N1 virus, or avian influenza, among birds and in particular poultry, as well as some isolated cases in countries outside Hong Kong and PRC of transmission of the virus to humans. Further, the World Health Organization in June 2009 raised its pandemic alert level to six, its highest level, in response to an outbreak of influenza A caused by the H1N1 virus that resulted in a number of confirmed cases worldwide. We cannot assure that there will not be a serious outbreak of a contagious disease in the PRC in the future. A renewed outbreak of SARS, pandemic avian influenza, influenza A H1N1 or other widespread public health problems in the PRC could have a material adverse effect on the PRC economy and our property market generally, and on our business, financial condition and results of operations.

Restrictions on foreign currency exchange may limit our ability to obtain and remit foreign currency or to utilize our revenues effectively.

We currently receive substantially all of our agricultural logistics business revenues in Renminbi through our ownership and operation of China Northeast Logistics City – Tieling. However, certain of our expenses, including labor costs for our employees in Hong Kong, rental expenses for our office space in Hong Kong and advertising expenses for advertising in Hong Kong and overseas media are denominated in foreign currencies, mostly Hong Kong dollars and U.S. dollars. As a result, any restriction on currency exchange may limit our ability to use revenues generated in Renminbi to pay our foreign currency denominated expenses and service and repay our foreign currency denominated indebtedness. Our ability to satisfy our foreign currency denominated debt obligations depends upon the ability of our subsidiaries incorporated in the PRC to obtain and remit sufficient foreign currency. Our subsidiaries incorporated in the PRC must present certain documents to the designated foreign exchange bank before they can obtain and remit foreign currency out of the PRC (including, in the case of dividends, evidence that the relevant PRC taxes have been paid and, in the case of shareholder loans, evidence of the registration of the loan with the relevant local office of the State Administration for Foreign Exchange). We cannot assure that our subsidiaries incorporated in the PRC will not encounter difficulty in the future when undertaking these activities. If our PRC subsidiaries are unable to remit dividends to us, we would be unable to make payments of interest and/or principal on our foreign currency denominated indebtedness.

We have exposure to general real estate investment risks.

Real estate investments, like many other types of long-term investments, have historically experienced significant fluctuations in value, and specific market conditions and cycles may result in occasional or permanent reductions in the value of our investments. Property cash flows and the marketability and value of real property will depend on many factors beyond our control, including, without limitation:

•	adverse changes in international, national, regional and local economic and market conditions;

•	changes in interest rates or financial markets;

•	fluctuating local real estate conditions and changes in local laws and regulations;

•	changes or promulgation and enforcement of governmental regulations relating to land use and zoning, environmental, occupational and safety matters;

•	changes in real estate tax rates and other operating expenses;

•	existence of uninsured or uninsurable risks; and

•	natural disasters, acts of war or terrorism.

The cyclical nature of the real estate industry could adversely affect our results of operations.

The results of our real estate operations are affected by the cyclical nature of the real estate industry in the PRC. Property values and rents are affected by, among other factors, supply and demand of comparable properties, interest rates, unemployment rates, inflation, the rate of economic growth, tax laws and political and economic developments in the PRC. We cannot assure you that property values and rents will not decline in the future. In addition, increased competition from other pearl processing and pearl market centers could adversely affect our rents and occupancy rates. A significant downturn in demand for our units would result in a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to extensive governmental regulation, and we are susceptible to changes in policies related to the real estate market in the PRC.

In order to develop and operate our projects, we must obtain various permits, licenses, certificates and other approvals from the relevant administrative authorities at various stages of development, including land-use rights documents, planning permits, construction permits, and certificates or confirmations of completion and acceptance. Each approval is dependent on the satisfaction of certain pre-conditions. We cannot assure you that we will be able to fulfill the pre-conditions necessary to obtain required governmental approvals, or that we will be able to adapt to new laws, regulations or policies that may come into effect from time to time with respect to the real estate market in general or the particular processes with respect to the grant of approvals in China. There may also be delays on the part of relevant administrative bodies in reviewing our applications and granting approvals. If we fail to obtain, or experience material delays in obtaining, the requisite governmental approvals, the development, sale and lease of our projects could be substantially disrupted, which would result in a material adverse effect on our business, financial condition and results of operations.

Our principal shareholder has substantial control over us and can affect decisions made by our shareholders.

As of December 31, 2010, our principal shareholder, Mr. Cheng Chung Hing, Ricky, our President and Chairman, together with his affiliates, controls 37,338,104 of our outstanding ordinary shares and 100,000 of our outstanding preferred shares, which together represented 40,529,329, or 60.2%, of our outstanding voting shares.

Mr. Cheng Chung Hing, Ricky has the requisite voting power to exert substantial influence over actions which require shareholder approval and generally to direct our affairs, including decisions regarding the election of directors, mergers, consolidations and the sale of all or substantially all of our assets and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of the Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of the Company and might reduce the price of our shares. These actions may be taken even if they are opposed by our other shareholders.

Because we do not expect to pay dividends in the foreseeable future, you must rely on the appreciation in price of our ordinary shares for a return on your investment.

We have never declared or paid any cash dividends on our ordinary shares. We intend to retain any future earnings to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future. Any dividends paid will be solely at the discretion of our Board of Directors, and the amount of any dividends will depend on various factors, including, without limitation, market conditions, our strategic plans and prospects, our business opportunities, our financial condition and operating results, working capital requirements and anticipated cash needs, contractual restrictions and obligations, payments by subsidiaries of cash dividends to us and legal, tax and regulatory restrictions, and other factors that our directors deem significant from time to time. Accordingly, the return on your investment in us will likely depend entirely upon any future price appreciation of our ordinary shares. Our ordinary shares may not appreciate in value after this offering or maintain the price at which you purchased units in this offering. You may not realize a return on your investment and may even lose the entire amount of your investment.

It may be difficult to effect service of process upon us or our directors or to enforce any judgments obtained from non-PRC courts, and it therefore may be difficult for you to resolve any grievance you have with us.

Our operations are substantially conducted and substantially all of our assets are located within China. Our directors reside in Hong Kong and China, where substantially all of their assets are located. Investors may experience difficulties in effecting service of process upon us, our directors or our senior management in China and it may not be possible to effect such service of process outside China. In addition, our PRC legal counsel has advised us that China does not have treaties with the United States and many other countries providing for reciprocal recognition and enforcement of court judgments. Therefore, recognition and enforcement in China of judgments of a court in the United States or certain other jurisdictions may be difficult or impossible.

The recent nuclear crisis in Japan may have a negative impact to our logistics cities in China

There may be chances that large amount of radioactive substances being released from the Fukushima Daichi Nuclear Plant in Japan to China, where our two project in Shandong and Liaoning may be subject to radiation exposure. If there is a massive release of radiation resulting from complete meltdown of the Fuksushima Daichi Nuclear Plant, the radiation would have contaminated the areas up to several hundred kilometers from the nuclear reactor. The distance between Fukushima and Shandong Province is approximately 1896 kilometres (1178 miles), where China Northeast Logistics City – Dezhou will be located while the distance between Fukushima and Liaoning Province is approximately 1000 kilometers (621 miles), where China Northeast Logistics City – Tieling is located.

China has deployed radiation test vehicles around major cities in China since the Fukushima nuclear crisis, especially the coastal areas close to Japan. The Ministry of Environmental Protection is responsible for monitoring the situation and has updated analyses daily at www.mep.gov.cn.

Risks Relating to Doing Business in the PRC

Economic, political and social conditions, as well as government policies in China could have a material adverse effect on our business, results of operations and financial condition.

All of our agricultural logistics business is conducted in, and all of our agricultural logistics revenues are derived from, China. The economy of China differs from the economies of most developed countries in many respects, including, but not limited to: structure; governmental involvement; level of development; growth rate of gross domestic product, or GDP; capital re-investment; allocation of resources; control of foreign currency; and rate of inflation. The economy of China has been transitioning from a planned economy to a market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industries by imposing industrial policies. It also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Policies and other measures taken by the PRC government to regulate the economy could have a significant negative impact on economic conditions in China, with a resulting negative impact on our business. For example, our business, results of operations and financial condition may be materially and adversely affected by:

•	new laws and regulations and the interpretations of those laws and regulations;

•	the introduction of measures to control inflation or stimulate growth;

•	changes in the rate or method of taxation; or

•	the imposition of additional restrictions on currency conversions and remittances abroad.

Previous macroeconomic measures taken by the PRC government to manage economic growth could have adverse economic consequences, and recent fiscal stimulus measures may not be successful in offsetting a decline in the rate of economic growth in the PRC.

In previous years, the PRC government had periodically taken measures to slow economic growth to a more manageable level, in response to concerns about China’s historical high growth rate in industrial production, bank credit, fixed investment and money supply. These measures have included macroeconomic measures to control perceived over investment in the real property market. More recently, along with a decline in economic growth worldwide, the rate of growth of the PRC economy has slowed down. In 2009, China’s real GDP grew by a rate of an estimated 8.7% as compared to a rate of 9.8% and 11.9% in 2008 and 2007, respectively. In response to the recent global economic downturn, and a resulting slowdown in the PRC economy, the PRC government has adopted increasingly flexible macroeconomic policies, including an announced fiscal stimulus package, aimed at offsetting the slowdown brought by the financial crisis. These policies include measures specifically designed to encourage development of the domestic property market, which represents a reversal on policies implemented since 2003 designed to tighten control on the real property market. However, we cannot assure you that the PRC government’s fiscal stimulus package will be successful in offsetting the slowdown resulting from the current economic downturn and deterioration in the global credit markets, or that restrictive measures already in place will not adversely affect our business.

The PRC legal system has inherent uncertainties that could negatively impact our business.

Our business is operated through, and our revenues are generated by, our operating subsidiaries in the PRC. Substantially all of our assets are located in the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the PRC government has issued laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their nonbinding nature, interpretation and enforcement of these laws and regulations involve uncertainties. In addition, as the legal system in China develops, changes in such laws and regulations, their interpretation or their enforcement may have a negative effect on our business, financial condition and results of operations.

We are subject to risks of fluctuations in the exchange rate between the Renminbi and foreign currencies.

From 1994 until recently, the conversion of Renminbi into U.S. dollars was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. On July 21, 2005, the People’s Bank of China announced a reform of its exchange rate system and revalued the Renminbi to RMB8.11 to US$1.00. Under the reform, the Renminbi would no longer be effectively linked to the United States dollar but instead would be allowed to fluctuate within a narrow and managed band against a basket of foreign currencies. We cannot assure you that such exchange rate will not fluctuate widely against the U.S. dollar, Hong Kong dollar or any other foreign currency in the future. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. However, we cannot predict if or when these further reforms will occur. Although currently a substantial portion of our revenues, expenses and bank loans are denominated in Renminbi, we do have loans from our shareholders that are denominated in Hong Kong dollars, and notes that are denominated in U.S. dollars. Fluctuation of the value of Renminbi will affect the amount of our non-Renminbi debt service in Renminbi terms since we have to convert Renminbi into non-Renminbi currencies to service our foreign debt. Since a substantial portion of income and profits are denominated in Renminbi, any appreciation of Renminbi will also increase the value of, and any dividends payable on, our shares in foreign currency terms. Conversely, any depreciation of Renminbi will decrease the value of, and any dividends payable on, our shares in foreign currency terms.

Our payments of the statutory employee welfare may deemed as inadequate and we may subject to administrative penalties

According to PRC law and Chinese regulations for social insurance and housing funds, our PRC subsidiaries are required to make contributions to the social insurance, including (i) pension; (ii) medical insurance; (iii) unemployment insurance; (iv) work related injury insurance; (v) maternity insurance, and to the housing funds of its employees. Our PRC subsidiaries have been paying for pension benefits, personal injury insurance and medical and unemployment benefits. However, our PRC subsidiaries have not paid maternity insurance for their employees. If required by the local social insurance administration authority, our PRC subsidiary shall make up the social insurance contributions for their employees and may be subject to certain administrative fines.

Our PRC subsidiaries have not made contributions for the employee housing funds. If requested by the local housing fund administration authority, our PRC subsidiary shall make up the housing funds contributions for their employees and may be subject to certain administrative fines.

Risk Related to U.S. Taxation

There is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes, which could result in a significant U.S. federal income tax liability to us.

Section 7874(b) of the Internal Revenue Code, or Section 7874(b), generally provides that a corporation organized outside the United States which acquires, directly or indirectly, pursuant to a plan or series of related transactions substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation own at least 80% (of either the voting power or the value) of the stock of the acquiring corporation after the acquisition. If Section 7874(b) applied to the liquidation of Man Sang Holdings Inc. in 2009, then we would be subject to U.S. federal income tax on our worldwide taxable income following the liquidation.

We believe that under Section 7874(b), we should not be treated as a domestic corporation for U.S. federal income tax purposes because Man Sang Holdings Inc. transferred no assets to us (other than rights to a potential tax refund, which was insignificant). However, the IRS may assert that we are subject to U.S. federal income tax on our worldwide income after the liquidation.

U.S. holders of our ordinary shares may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

There is a risk that we will be classified as a PFIC for U.S. federal income tax purposes. Our status as a PFIC could result in a reduction in the after-tax return to U.S. Holders of our ordinary shares and may cause a reduction in the value of such shares. We will be classified as a PFIC for any taxable year in which (i) at least 75% of our gross income is passive income or (ii) at least 50% of the average value of all of our assets produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties and rents that are not derived in the active conduct of a trade or business. Based on the projected composition of our income and valuation of our assets, we do not believe we were a PFIC for the year ended March 31, 2011. The U.S. Internal Revenue Service or a U.S. court could determine that we are a PFIC in any year. If we are classified as a PFIC, U.S. holders of our ordinary shares could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply. The PFIC rules are complex and U.S. holders of our ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules to them in their particular circumstances. See ‘‘Material Tax Consequences.’’

FORWARD LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results of operations and business of the Company and certain of the plans and objectives of the Company. In particular, among other statements contained in or incorporated by reference in this prospectus supplement with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in International Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts, and generally use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘may’, ‘could’, ‘seek’, ‘continue’, ‘should’, ‘shall’, ‘assume’, or other words of similar meaning.

Examples of forward-looking statements include among others, statements regarding the Company’s future financial position, income growth, business strategy, projected costs, estimates of capital expenditures, financial targets associated with the make good adjustment in the offered warrants, estimated commencement and completion dates for our properties under development and planned for future development, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to our ability to obtain adequate funding for our property under development or any properties planned for future development, our ability to comply with the restrictions and covenants in our bank loan agreements, and impacts that the Company may have resulting from changes in governmental policies in the People’s Republic of China.

Any forward-looking statements made by or on behalf of the Company speak only as of the date they are made. The Company cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. Except as required by applicable law, the Company does not have any obligation and expressly disclaims any obligation or undertaking to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

REASONS FOR THE OFFER AND USE OF PROCEEDS

The net proceeds from the sale of the ordinary shares are estimated to be approximately $             million, after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds of this offering for the acquisition of land use rights for China Northeast Logistics City – Dezhou, additional capital for Phase II construction of China Northeast Logistics City – Tieling and for general corporate purposes.

PRICE RANGE OF OUR SHARES

Our ordinary shares have been listed on the NYSE Amex under the symbol “CNR” since April 20, 2010. From August 26, 2009 through April 19, 2010, our ordinary shares were listed on the NYSE Amex under the symbol “MHJ.” From August 8, 2005 through August 25, 2009, the common stock of our predecessor-in-interest, Man Sang Holdings Inc., or MSHI, was listed on the NYSE Amex under the symbol “MHJ.” Our preferred shares, units and warrants are not listed or traded on any national securities exchange or other nationally recognized trading system or market.

The following table lists the high and low market prices for our ordinary shares, for the periods indicated, on NYSE Amex. Other than the data below regarding the last six months of our stock price on NYSE Amex, the following table sets forth, for the periods indicated, the high and low sales prices (in US$) for our ordinary shares from August 25, 2009 to March 31, 2011, and the common stock of MSHI from April 1, 2007 through August 24, 2009 on the NYSE Amex.

	High	Low
Yearly Highs and Lows for the Year Ending March 31,
2010	4.46	1.70
2009	8.35	0.96
2008	16.46	5.30
2007	6.93	3.52
2006	8.30	4.70

Quarterly Highs and Lows

2011

First Quarter (April-June 2010)	2.52	1.72
Second Quarter (July-September 2010)	2.75	1.85
Third Quarter (October-December 2010)	3.50	2.53
Fourth Quarter (January-March 31, 2011)	5.84	3.00

2010

First Quarter (April-June 2009)	4.46	1.85
Second Quarter (July-September 2009)	2.89	1.70
Third Quarter (October-December 2009)	2.99	2.15
Fourth Quarter (January-March 2010)	3.77	1.82

2009

First Quarter (April-June 2008)	8.35	5.50
Second Quarter (July-September 2008)	6.50	2.62
Third Quarter (October-December 2008)	3.48	1.10
Fourth Quarter (January-March 2009)	1.92	0.96

Most Recent Six Months
November 2010	3.50	2.90
December 2010	3.24	2.98
January 2011	5.41	3.00
February 2011	4.50	3.95
March 2011	5.84	4.05
April 2011	5.20	3.00

On May 4, 2011, the closing price of our ordinary shares on the NYSE Amex was $3.40.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares. We intend to retain any future earnings to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future. Any dividends paid will be solely at the discretion of our Board of Directors and any declaration of dividends will be proposed by our directors and the amount of any dividends will depend on various factors, including, without limitation, market conditions, our strategic plans and prospects, our business opportunities, our financial condition and operating results, working capital requirements and anticipated cash needs, contractual restrictions and obligations, payments by subsidiaries of cash dividends to us and legal, tax and regulatory restrictions, and other factors that our directors deem significant from time to time.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2010:

•	on an actual basis; and

•

on an as adjusted basis to reflect our sale of units in this offering, based on the offering price of $             per unit, and after deducting underwriting discounts and estimated offering expenses paid or payable by us.

This table should be read in conjunction with our consolidated financial statements and the related notes, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of September 30, 2010
	Actual	As Adjusted
	(unaudited)	(unaudited)
	(HK$ in thousands)
Cash and cash equivalents	145,537
Derivative financial liabilities (1)	—

Shareholders’ Equity:
Preferred Shares—$0.001 par value 200,000 shares authorized; 100,000 issued and outstanding actual and as adjusted	1
Ordinary shares, $0.001 par value, 1,000,000,000 shares authorized, 64,125,804 shares of ordinary shares issued and outstanding actual; and shares issued and outstanding, as adjusted	499
Share premium	1,003,200
Accumulated translation reserve	32,352
Capital reserve	(637,323)
Retained profits	294,326

Total shareholders’ equity	693,055

(1)	The derivative financial liabilities represent the warrants attached to the ordinary shares which are included in this offering. The warrants entitle the holders to acquire a fixed number of ordinary shares for an exercise price based on the “Adjusted EBITDA” as further discussed under the section entitled “DESCRIPTION OF THE WARRANTS”. In accordance with IFRS, an obligation to issue shares for a price that is not fixed must be classified as a derivative liability and measured at fair value at the time of issuance, and the residual value between the fair value of the warrants and net proceeds is allocated to issued capital and share premium. Subsequent changes to the fair value of the derivative financial liabilities would be recognized in the consolidated income statement.

The number of our ordinary shares that will be outstanding after this offering excludes the following:

•	100,000 preferred shares;

•	up to ordinary shares issuable upon the exercise of the warrants issued in this offering with an exercise price of $ ; and

•	ordinary shares issuable upon exercise of the Underwriter warrant described in “Underwriting—Underwriter’s Warrant,” with an exercise price of $ .

DILUTION

If you invest in our units, your interest will be diluted to the extent of the difference between the public offering price per unit you pay and the as adjusted net tangible book value per share of our ordinary shares after this offering. Our net tangible book value as of September 30, 2010 was ($87,351,000), or ($1.36) per share of ordinary shares. We calculate net tangible book value per share by calculating the difference between the total assets less goodwill and other intangible assets and total liabilities, and dividing the result by the number of ordinary shares outstanding.

Net tangible book value dilution per share represents the difference between the amount per unit paid by new investors who purchase units in this offering and the pro forma net tangible book value per ordinary share immediately after completion of this offering as of September 30, 2010, after giving effect to:

•

the sale by us of              units at a public offering price of $             per unit, each unit consisting of one ordinary share and one warrant to purchase          of one ordinary share at an exercise price of $             per share and the application of the estimated net proceeds to us in this offering as described under “Use of Proceeds”;

•	the estimated underwriting discounts and commissions and offering expenses payable by us.

Public offering price per unit	$
Net tangible book value as of September 30, 2010	$
Increase attributable to this offering	$
Adjusted net tangible book value per share after this offering	$
Dilution in net tangible book value per share to new investors	$

The table above excludes the following excludes the following:

•	100,000 preferred shares;

•	ordinary shares issuable upon the exercise of the warrants issued in this offering with an exercise price of $ ; and

•	ordinary shares issuable upon exercise of the Underwriter warrant described in “Underwriting—Underwriter’s Warrant,” with an exercise price of $ .

To the extent any of these excluded securities are converted into or exercised for ordinary shares, investors in this offering may experience further dilution.

DESCRIPTION OF THE WARRANTS

This summary of certain terms and provisions of the warrants is qualified in its entirety by reference to the detailed provisions of the warrants, the form of which will be filed as an exhibit to a report on Form 6-K that will be incorporated by reference herein. Prospective investors should carefully review the terms and provisions set forth in the form of warrant.

Form. The warrants, none of which have been issued as of the date of this prospectus supplement, will be issued as individual warrant agreements to the investors, or pursuant to a warrant agency agreement if we appoint a warrant agent.

Exercisability. The warrants are exercisable at any time upon issuance until the date that is three years after their issuance, which is expected to be                     , 2014. The warrants are exercisable, at the option of each holder, in whole or in part by delivering to us or to any warrant agent we may appoint a duly executed exercise notice accompanied by payment in full for the number of our ordinary purchased upon such exercise. No fractional ordinary shares will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the market value of an ordinary share.

Failure to Timely Deliver Ordinary Shares. If we fail to deliver to the investor a certificate representing ordinary shares issuable upon exercise of a warrant by the third trading day after the delivery date as required by the warrant, and if the investor purchases the ordinary shares after that third trading day to deliver in satisfaction of a sale by the investor of the underlying warrant shares that the investor anticipated receiving from us, then, within three trading days of receipt of the investor’s request, we, at the investor’s discretion, either (i) pay cash to the investor in an amount equal to the investor’s total purchase price (including brokerage commissions, if any) for the ordinary shares purchased less the exercise price (as described below), or the Buy-In Price, at which point our obligation to deliver the warrant (and to issue the underlying ordinary shares) shall terminate, or (ii) promptly honor our obligation to deliver to the investor a certificate or certificates representing the underlying ordinary shares and pay cash to the investor in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) the number of ordinary shares, times (B) the closing price on the date of the event giving rise to our obligation to deliver the certificate.

Exercise Price. Each warrant represents the right to purchase ordinary shares at an exercise price equal to $ per share, subject to adjustment as described below. The exercise price is subject to appropriate adjustment in the event of certain dividends and share distributions, share splits, share combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, shares or other property to our shareholders. The exercise price is also subject to broad-based weighted average anti-dilution adjustments in the event that we issue shares in the future at a per share price below the exercise price of the warrants, subject to customary exclusions from anti-dilution adjustments.

Make Good Adjustment. Each warrant contains “make good” adjustments features that may impact the warrant’s exercise price. The extent of any “make good” adjustment depends on our “Adjusted EBITDA” as described below.

•	If for the fiscal year ended March 31, 2011 our Adjusted EBITDA does not exceed US$20 million, then the exercise price of the warrants shall be adjusted to US$0.001.

•	If for the fiscal year ended March 31, 2012 our Adjusted EBITDA:

¿	is less than US$35.0 million, then the exercise price of the warrants shall be adjusted to US$0.001;

¿	is equal to or greater than US$35.0 million, but less than US$42.5 million, then the exercise price of the warrants shall be adjusted to 70% of the purchase price for a unit in this offering; or

¿	is equal to or greater than US$42.5 million, but less than US$50.0 million, then the exercise price of the warrants shall be adjusted to 100% of the purchase price for a unit in this offering.

Adjusted EBITDA. For purposes of the “make good” adjustments in the warrants, the term “Adjusted EBITDA” shall equal the Company’s operating profit/(loss) as reported in our year-end audited consolidated financial statements (i) plus any depreciation and amortization expenses and (ii) excluding the effects of changes in fair value of investment properties and gain/loss of derivative financial liability at fair value through profit or loss. Each Adjusted EBITDA calculation shall be determined by rounding to the nearest $0.01 million.

Transferability. Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We do not plan to list the warrants on the NYSE Amex, any other national securities exchange or other nationally recognized trading system or market.

Fundamental Transactions. If we consummate any merger, consolidation, sale or other reorganization event in which our ordinary shares are converted into or exchanged for securities, cash or other property (as defined in the warrants, a fundamental transaction), then following such event, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such reorganization event in which our ordinary shares are converted into or exchanged for securities, cash or other property. If the holders of the warrants exercise their warrants within 90 days of the fundamental transaction and prior to the expiration of the warrant, we will take the necessary actions to ensure that holders of the warrants will have the right to receive the kind and amount of securities, cash or other property that the holders would have been entitled to receive if the warrant had been exercised immediately prior to the fundamental transaction.

Rights as a Shareholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of our ordinary shares, the holder of a warrant does not have the rights or privileges of a holder of our ordinary shares, including any voting rights, until the holder exercises the warrant.

MATERIAL TAX CONSEQUENCES

The following summary of the material British Virgin Islands tax consequences and material United States federal income tax consequences of an investment in our units, consisting of ordinary shares and warrants, is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus supplement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares and warrants.

British Virgin Islands Tax Consequences

Capital gains realized with respect to any of our ordinary shares and warrants by persons who are not persons resident in the British Virgin Islands are exempt from all provisions of the Income Tax Act of the British Virgin Islands. No estate, inheritance, succession or gift tax rate, duty, levy or other charge is payable by persons who are not persons resident in the British Virgin Islands with respect to any of our ordinary shares or warrants.

No stamp duty is payable in the British Virgin Islands on a transfer of ordinary shares or warrants in a British Virgin Islands business company or upon the exercise of warrants of a British Virgin Islands business company.

Material United States Federal Income Tax Consequences

General

The following are the material U.S. federal income tax consequences applicable to U.S. Holders of owning ordinary shares and warrants of the Company. For this purpose “U.S. Holder” is a beneficial owner of our securities that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” This discussion does not address the tax treatment of Non-U.S. Holders or of partnerships or other pass-through entities that hold our ordinary shares or warrants, or of persons who hold such ordinary shares or warrants, or will hold our ordinary shares or warrants, through such entities. The U.S. federal income tax consequences of a partner in a partnership holding our ordinary shares or warrants generally will depend on the status of the partner and the activities of the partnership. We recommend that partners in such a partnership and beneficial owners of other pass-through entities holding our ordinary shares or warrants consult their own tax advisors.

This summary is based on the Internal Revenue Code, its legislative history, U.S. Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder of our ordinary shares or warrants based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold such our ordinary shares and warrants as capital assets within the meaning of Section 1221 of the Code. This discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including but not limited to:

•	banks and certain financial institutions or “financial services entities”;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt organizations, plans or accounts;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, or local tax laws.

We have not sought, and will not seek, a ruling from the Internal Revenue Service, or the IRS, as to any U.S. federal income tax consequence described herein. The IRS may disagree with the conclusions expressed in discussion herein, and its determination may be upheld by a court.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF OUR ORDINARY SHARES AND WARRANTS MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR ORDINARY SHARES AND WARRANTS IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES AND WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS OTHER U.S. FEDERAL TAX LAWS.

Ownership of Ordinary Shares and Warrants

The units consist of two separate components, the ordinary shares and the warrants. For U.S. federal income tax purposes, the acquiror of a unit should be treated as the owner of the ordinary share and the warrant which are the components of the unit.

Section 7874 Inversion Rules

Section 7874(b) generally provides that a corporation organized outside the United States which acquires, directly or indirectly, pursuant to a plan or series of related transactions, substantially all of the assets of a corporation organized in the United States will be treated as a U.S. corporation for U.S. federal income tax purposes if the stockholders of the acquired corporation own at least 80% of either the voting power or the value of the stock of the acquiring corporation after the acquisition by reason of owning shares in the acquired corporation. If Section 7874(b) were to apply to the 2009 liquidation of Man Sang Holdings Inc., we would be subject to U.S. federal income tax on our worldwide taxable income as if we were a U.S. corporation.

Upon completion of the liquidation, the shareholders of Man Sang Holdings Inc. owned more than 80% of our then issued and outstanding stock by reason of owning shares in Man Sang Holdings Inc. However, we did not acquire, directly or indirectly, any of the assets of Man Sang Holdings Inc. (other than rights to a potential tax refund, which was insignificant). Thus, we believe that Section 7874(b) should not apply to us and have consistently taken that position for U.S. federal income tax purposes. We have not sought a ruling from the IRS on this point. Therefore, the IRS may assert that we are subject to U.S. federal income tax on our worldwide income.

The remainder of this discussion assumes that we will be treated as a foreign corporation and not as a U.S. corporation for U.S. federal income tax purposes.

Taxation of Distributions Paid on Ordinary Shares

Subject to the discussion of passive foreign investment companies below, any distributions we make with respect to our ordinary shares to a U.S. Holder should generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income,” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits should be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its ordinary shares and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations should not be entitled to claim a dividends received deduction with respect to any distributions they receive from us.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) either (a) the ordinary shares are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Under IRS authority, ordinary shares will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NYSE Amex Equities, as are our ordinary shares. In addition, if we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to or ordinary shares.

If PRC withholding taxes apply to dividends paid to you with respect to our ordinary shares, the amount of the dividend paid to you would be net of any PRC taxes withheld and, subject to certain conditions and limitations, such PRC withholding taxes generally would be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. Dividends would constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ordinary shares will generally constitute “passive category income,” but could, in the case of certain U.S. Holders, constitute “general category income.”

The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisor regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.

Possible Constructive Distributions

The terms of a warrant provide for an adjustment to the number of shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. If an adjustment is made to the number of shares for which a warrant may be exercised or to the exercise price of a warrant, the adjustment may, under certain circumstances, result in a constructive distribution that could be taxable as a dividend to the U.S. Holder of the warrant. Conversely, the absence of an appropriate anti-dilution adjustment (e.g., not adjusting the exercise price and number of shares issuable on exercise of the warrant for issuances of shares at a price below the warrant exercise price and below market) may result in a constructive distribution that could be taxable as a dividend to the U.S. Holders of ordinary shares.

Taxation on the Sale, Exchange or other Disposition of Ordinary Shares

Upon a sale, exchange or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder should generally recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares, if the ordinary shares transferred constitute capital assets. Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2013. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

Any gain or loss that you recognize on a disposition of ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, you may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Exercise or Lapse of a Warrant

A U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant for cash. Ordinary shares acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such ordinary shares generally would begin on the day after the date of exercise of the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to a U.S. Holder that directly or indirectly holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Under Proposed Regulations, a holder of an option (such as the warrants) to acquire stock of a PFIC is deemed to own the stock that may be acquired upon exercise of the option.

The Company will generally be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our ordinary shares, either:

•

at least 75% of the Company’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether the Company is a PFIC, the Company should be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary’s stock.

Based on the market price of our ordinary shares, the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ordinary shares, our PFIC status will depend in large part on the market price of the ordinary shares, which may fluctuate significantly.

If we are a PFIC for any taxable year during which you hold ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ordinary shares. If such election is made, you will be deemed to have sold the ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, your ordinary shares with respect to which the deemed sale election was made would not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ordinary shares you own bears to the value of all of our ordinary shares, and you may be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ordinary shares, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ordinary shares are listed on NYSE Amex Equities, which is a qualified exchange or other market for these purposes. Consequently, if the ordinary shares continue to be listed on NYSE Amex Equities and are regularly traded, and you are a holder of ordinary shares, we expect that the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-U.S. corporation is a PFIC, a U.S. Holder of shares in that corporation may avoid taxation under the rules described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

If we are classified as a PFIC, you must file United States Internal Revenue Service Form 8621 for each tax year in which you make a disposition of your ordinary shares, receive direct or indirect distributions on your ordinary shares or make a mark-to-market or deemed sale election mentioned above with respect to your ordinary shares. Legislation enacted on March 18, 2010 creates an additional annual filing requirement for tax years beginning on or after the date of enactment for U.S. persons who are shareholders of a PFIC. The legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the U.S. Treasury authority to decide what information must be included in such annual filing. If we are a PFIC for a given taxable year, then you should consult your tax advisor concerning the tax consequences to you of such PFIC status, the availability and consequences of making a mark-to-market election mentioned above and your annual filing requirements.

Medicare Tax

For taxable years beginning after December 31, 2012, a United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between US$125 thousand and US$250 thousand, depending on the individual’s circumstances). A United States person’s net investment income will include its gross dividend income and its net gains from the disposition of stock, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in our ordinary shares and warrants.

Information with Respect to Foreign Financial Assets

Individuals who own “specified foreign financial assets” with an aggregate value in excess of US$50,000 in taxable years beginning after March 18, 2010 will be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of our ordinary shares and warrants.

Backup Withholding and Information Reporting

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares or warrants may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.

UNDERWRITING

Subject to the terms and conditions contained in the underwriting agreement dated                     , 2011, we have agreed to sell to Maxim Group LLC, or the Underwriter, and the Underwriter has agreed to purchase from us, on a firm commitment basis, the number of units set forth in the table below:

Underwriter	Number of Units
Maxim Group LLC
Total

The underwriting agreement provides that the obligations of the Underwriter to purchase the units offered hereby are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain opinions, letters and certificates from our counsel, our independent auditors and us, and that the Underwriter is obligated to purchase all of the units offered hereby if any of the units are purchased.

Underwriter’s Warrant

We have also agreed to issue to the Underwriter, warrants to acquire that number of ordinary shares equal to an aggregate of 8% percent of the ordinary shares sold in the offering. The warrants will have an exercise price equal to 120% of the offering price of the ordinary shares sold in this offering, or $            . The warrants are exercisable, on a cash basis, commencing six months after the effective date of the registration statement related to this offering, and will be exercisable for three years after the effective date of the registration statement. Pursuant to the rules of the Financial Industry Regulatory Authority, Inc., or FINRA, and in particular Rule 5110, the warrants (and underlying shares) issued to the Underwriter may not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statement; provided, however, that the warrants (and underlying shares) may be transferred to officers or partners of the Underwriter and its officers or partners as long as the warrants (and underlying shares) remain subject to this lockup. The number of underlying ordinary shares and any other terms of the warrant are subject to change to the extent so required by FINRA.

Pricing of Securities

The Underwriter proposes to offer to the public the units purchased pursuant to the underwriting agreement at the public offering price on the cover page of this prospectus supplement. In addition, the Underwriter may offer some of the units to other securities dealers at such price less a concession of $             per unit. The Underwriter may also allow, and such dealers may reallow, a concession not in excess of $ per unit to other dealers. After the units are released for sale to the public, the Underwriter may change the offering price and other selling terms at various times.

Over-allotment Option

We have granted the Underwriter an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the Underwriter to purchase a maximum of              additional units from us to cover over-allotments. If the Underwriter exercises all or part of this option, it will purchase units covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $             million and the total proceeds to us will be $             million.

Commissions and Discounts

We have also agreed to pay the underwriter a cash fee equal to 6% of the aggregate gross proceeds of the sale of the units in the offering. The following table summarizes the compensation we will pay:

	Per unit		Total
	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment
Underwriting discounts and commissions paid by us	$	$	$	$

Lock-Up Agreements

Our directors, executive officers and five largest shareholders have each entered into a lock-up agreement with the Underwriter. Under these lock-up agreements, subject to exceptions, such persons may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any ordinary shares or securities convertible into or exchangeable for ordinary shares, or publicly announce to do any of the foregoing, without the prior written consent of the Underwriter, for a period of nine months, subject to an 18 day extension under certain circumstances, from                     , 2011. This consent may be given at any time without public notice.

Other Terms

The Underwriter shall only receive an accountable expense reimbursement for legal and other expenses incurred by them in connection with this offering, subject to an aggregate limitation of $100,000 if the offering is terminated. We also advanced $25,000 to the underwriter to cover expense reimbursements, which will be deducted from the underwriting discounts and commissions payable by us upon the closing of the offering. We estimate that total expenses payable by us with respect to this offering, excluding underwriting discounts and commissions, will be approximately $            .

Pursuant to the underwriting agreement, we have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the Underwriter or such other indemnified parties may be required to make in respect of any such liabilities.

A prospectus supplement and the accompanying prospectus in electronic format may be made available on the website maintained by the Underwriter participating in this offering. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on any such website, or accessible through any such website, is not part of the prospectus supplement or the accompanying prospectus.

The address of Maxim Group LLC is 405 Lexington Avenue, New York, NY 10174.

NYSE Amex Equities Listing

The shares are listed on the NYSE Amex under the symbol “CNR.”

Stabilization

Our ordinary shares are currently traded on the NYSE Amex under the symbol “CNR”. In connection with the offering the Underwriter may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of the ordinary shares. As a result the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Foreign Regulatory Restrictions on Purchase of Shares

We have not taken any action to permit a public offering of the units outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of ordinary shares and the distribution of the prospectus outside the United States.

People’s Republic of China. The underwriter has not circulated and will not circulate or distribute this prospectus in the PRC and the underwriter has not offered or sold, and will not offer or sell to any person for re-offering or resale, directly or indirectly, any units to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Cayman Islands. This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of our units, whether by way of sale or subscription. The underwriter has not offered or sold, and will not offer or sell, directly or indirectly, any units in the Cayman Islands.

Italy. This offering of the units has not been cleared by Consob, the Italian Stock Exchanges regulatory agency of public companies, pursuant to Italian securities legislation and, accordingly, no units may be offered, sold or delivered, nor may copies of this prospectus or of any other document relating to the units be distributed in Italy, except (1) to professional investors (operatori qualificati); or (2) in circumstances which are exempted from the rules on solicitation of investments pursuant to Decree No. 58 and Article 33, first paragraph, of Consob Regulation No. 11971 of May 14, 1999, as amended. Any offer, sale or delivery of the units or distribution of copies of this prospectus or any other document relating to the units in Italy under (1) or (2) above must be (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Decree No. 58 and Legislative Decree No. 385 of September 1, 1993, or the Banking Act; and (ii) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in Italy and their characteristics; and (iii) in compliance with any other applicable laws and regulations.

Germany. The offering of the units is not a public offering in the Federal Republic of Germany. The units may only be acquired in accordance with the provisions of the Securities Sales Prospectus Act (Wertpapier-

Verkaufsprospektgesetz), as amended, and any other applicable German law. No application has been made under German law to publicly market the units in or out of the Federal Republic of Germany. The units are not registered or authorized for distribution under the Securities Sales Prospectus Act and accordingly may not be, and are not being, offered or advertised publicly or by public promotion. Therefore, this prospectus is strictly for private use and the offering is only being made to recipients to whom the document is personally addressed and does not constitute an offer or advertisement to the public. The units will only be available to persons who, by profession, trade or business, buy or sell units for their own or a third party’s account.

France. The units offered by this prospectus may not be offered or sold, directly or indirectly, to the public in France. This prospectus has not been or will not be submitted to the clearance procedure of the Autorité des Marchés Financiers, or the AMF, and may not be released or distributed to the public in France. Investors in France may only purchase the units offered by this prospectus for their own account and in accordance with articles L. 411-1, L. 441-2 and L. 412-1 of the Code Monétaire et Financier and decree no. 98-880 dated October 1, 1998, provided they are “qualified investors” within the meaning of said decree. Each French investor must represent in writing that it is a qualified investor within the meaning of the aforesaid decree. Any resale, directly or indirectly, to the public of the units offered by this prospectus may be effected only in compliance with the above mentioned regulations.

“Les actions offertes par ce document d’information ne peuvent pas être, directement ou indirectement, offertes ou vendues au public en France. Ce document d’information n’a pas été ou ne sera pas soumis au visa de l’Autorité des Marchés Financiers et ne peut être diffusé ou distribué au public en France. Les investisseurs en France ne peuvent acheter les actions offertes par ce document d’information que pour leur compte propre et conformément aux articles L. 411-1, L. 441-2 et L. 412-1 du Code Monétaire et Financier et du décret no. 98-880 du 1 octobre 1998, sous réserve qu’ils soient des investisseurs qualifiés au sens du décret susvisé. Chaque investisseur doit déclarer par écrit qu’il est un investisseur qualifié au sens du décret susvisé. Toute revente, directe ou indirecte, des actions offertes par ce document d’information au public ne peut être effectuée que conformément à la réglementation susmentionnée.”

Switzerland. This prospectus may only be used by those persons to whom it has been directly handed out by the offeror or its designated distributors in connection with the offer described therein. The units are only offered to those persons and/or entities directly solicited by the offeror or its designated distributors, and are not offered to the public in Switzerland. This prospectus constitutes neither a public offer in Switzerland nor an issue prospectus in accordance with the respective Swiss legislation, in particular but not limited to Article 652A Swiss Code Obligations. Accordingly, this prospectus may not be used in connection with any other offer, whether private or public and shall in particular not be distributed to the public in Switzerland.

United Kingdom. In the United Kingdom, the units offered by this prospectus are directed to and will only be available for purchase to a person who is an exempt person as referred to at paragraph (c) below and who warrants, represents and agrees that: (a) it has not offered or sold, will not offer or sell, any units offered by this prospectus to any person in the United Kingdom except in circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of the section 85 of the Financial Services and Markets Act 2000 (as amended) (“FSMA”); and (b) it has complied and will comply with all applicable provisions of FSMA and the regulations made thereunder in respect of anything done by it in relation to the units offered by this prospectus in, from or otherwise involving the United Kingdom; and (c) it is a person who falls within the exemptions to Section 21 of the FSMA as set out in The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“the Order”), being either an investment professional as described under Article 19 or any body corporate (which itself has or a group undertaking has a called up share capital or net assets of not less than £500,000 (if more than 20 members) or otherwise £5 million) or an unincorporated association or partnership (with net assets of not less than £5 million) or is a trustee of a high value trust or any person acting in the capacity of director, officer or employee of such entities as defined under Article 49(2)(a) to (d) of the Order, or a person to whom the invitation or inducement may otherwise lawfully be communicated or cause to be communicated. The investment activity to which this document relates will only be available to and engaged in only with exempt persons referred to above.

Persons who are not investment professionals and do not have professional experience in matters relating to investments or are not an exempt person as described above, should not review nor rely or act upon this document and should return this document immediately. It should be noted that this document is not a prospectus in the United Kingdom as defined in the Prospectus Regulations 2005 and has not been approved by the Financial Services Authority or any competent authority in the United Kingdom.

Norway. This prospectus has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 1997 as amended. This prospectus has not been approved or disapproved by, or registered with, neither the Oslo Stock Exchange nor the Norwegian Registry of Business Enterprises. This prospectus may not, either directly or indirectly be distributed to other Norwegian potential investors than the addressees without the prior consent of.

Rights of Action—Ontario Purchasers Only. Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of our securities, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for our securities. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for our securities. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which our securities were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of our securities as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Denmark. This prospectus has not been prepared in the context of a public offering of securities in Denmark within the meaning of the Danish Securities Trading Act No. 171 of 17 March 2005 as amended from time to time or any Executive Orders issued on the basis thereof and has not been and will not be filed with or approved by or filed with the Danish Financial Supervisory Authority or any other public authorities in Denmark. The offering of units will only be made to persons pursuant to one or more of the exemptions set out in Executive Order No. 306 of 28 April 2005 on Prospectuses for Securities Admitted for Listing or Trade on a Regulated Market and on the First Public Offer of Securities exceeding EUR 2,500,000 or Executive Order No. 307 of 28 April 2005 on Prospectuses for the First Public Offer of Certain Securities between EUR 100,000 and EUR 2,500,000, as applicable.

Sweden. Neither this prospectus nor the units offered hereunder have been registered with or approved by the Swedish Financial Supervisory Authority under the Swedish Financial Instruments Trading Act (1991:980) (as amended), nor will such registration or approval be sought. Accordingly, this prospectus may not be made available nor may the units offered hereunder be marketed or offered for sale in Sweden other No action may be taken in any jurisdiction other than the United States that would permit a public offering of our units or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, our units may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with our units may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

LEGAL MATTERS

The validity of the ordinary shares and warrants offered by this prospectus and legal matters as to BVI laws will be passed upon for us by Conyers Dill & Pearman. Legal matters as to United States federal securities law will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the underwriter by DLA Piper LLP (US), New York, New York. Legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices, Beijing, PRC, and for the underwriter by Han Kun Law Offices, Beijing, PRC. Conyers Dill & Pearman and DLA Piper LLP (US) may rely upon Commerce & Finance Law Offices and Han Kun Law Offices, with respect to matters governed by PRC law.

EXPERTS

The financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference to China Metro-Rural Holdings Limited’s Current Report on Form 6-K dated January 18, 2011, have been so incorporated in reliance on the report of PricewaterhouseCoopers, Hong Kong, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We are a foreign private issuer (as such term is defined in the Securities Exchange Act of 1934, or the Exchange Act). We are subject to the informational requirements of the Exchange Act, file our annual reports on Form 20-F, and furnish reports on Form 6-K and other information with the SEC. We have filed with the SEC a registration statement on Form F-3 to register the securities offered in this prospectus. This prospectus and the accompanying prospectus supplement, which forms a part of the registration statement, do not contain all of the information included in the registration statement and its exhibits and schedules. References in this prospectus and the accompanying prospectus supplement to any contract or other document are not necessarily complete and, if we filed the contract or document as an exhibit to the registration statement, you should refer to the exhibit for more information.

The materials that we file and furnish with the SEC and this registration statement, including all exhibits, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov.

Our corporate Internet address is www.chinametrorural.com. We make available free of charge on or through our website our annual reports, current reports, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by Securities and Exchange Commission, or the SEC, rules. Information contained on our website is not part of this prospectus or the accompanying prospectus supplement or any other report filed with the SEC. You may read and copy any public reports we filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

As a foreign private issuer, we are exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are not currently required under the Exchange Act to publish financial statements as frequently or as promptly as are United States companies subject to, among others, Rules 13a-11, 13a-13, 15d-11 and 15d-13 promulgated under the Exchange Act. We will, however, continue to furnish our shareholders with annual reports containing audited financial statements and will issue half-yearly press releases containing unaudited results of operations as well as such other reports as may from time to time be authorized by our board of directors or as may be otherwise required.

PROSPECTUS

CHINA METRO-RURAL HOLDINGS LIMITED

Ordinary Shares

Warrants

We may offer, issue and sell from time to time up to US$300,000,000, or its equivalent in any other currency, currency units, or composite currency or currencies, of our ordinary shares, number of warrants to purchase ordinary shares and a combination of such securities, in one or more issuances. This prospectus provides a general description of offerings of these securities that we may undertake.

Each time we sell our securities pursuant to this prospectus, we will provide the specific terms of such offering in a supplement to this prospectus. The prospectus supplement may also add, update, or change information contained in this prospectus. You should read this prospectus and the accompanying prospectus supplement, together with additional information described under the heading “Where You Can Find More Information About Us,” before you make your investment decision.

This prospectus may not be used to offer or sell our securities unless accompanied by a prospectus supplement. The information contained or incorporated in this prospectus or in any prospectus supplement is accurate only as of the date of this prospectus, or such prospectus supplement, as applicable, regardless of the time of delivery of this prospectus or any sale of our securities.

Our shares are listed on the NYSE Amex under the symbol “CNR.” On May 4, 2011, the last reported sale price of our shares was $3.40 per share.

We may offer securities through underwriting syndicates managed or co-managed by one or more underwriters, through agents, or directly to purchasers. The prospectus supplement for each offering of securities will describe the plan of distribution for that offering. For general information about the distribution of securities offered, please see “Plan of Distribution” in this prospectus.

Investing in our securities involves risks. Risks associated with an investment in our securities will be described in the applicable prospectus supplement and are and will be described in certain of our filings with the Securities and Exchange Commission, as described in “Risk Factors” on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated May 5, 2011

You should read this prospectus and any prospectus supplement together with the additional information described in the section entitled “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference.”

In this prospectus, except where the context otherwise requires and for purposes of this prospectus only:

•

“we,” “us,” “our company,” “the Company,” “our” and “CNR” refer to China Metro-Rural Holdings Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, include our consolidated variable interest entities, or “VIEs” in China;

•

“China” or “PRC” refers to the People’s Republic of China solely for the purpose of this prospectus, and do not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region or Taiwan;

•	“BVI” refers to the British Virgin Islands;

•	“shares” refer to our ordinary shares;

•	all references to “RMB” or “renminbi” are to the legal currency of China, and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we may sell our securities described in this prospectus in one or more offerings up to a total U.S. dollar amount of $300,000,000. Each time we offer our securities, we will provide you with a supplement to this prospectus that will describe the specific amounts, prices and terms of the securities we offer. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus, together with applicable prospectus supplements and the documents incorporated by reference in this prospectus and any prospectus supplements, includes all material information relating to this offering. Please read carefully both this prospectus and any prospectus supplement together with additional information described below under “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference”.

You should rely only on the information contained in or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of securities described in this prospectus. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement, as well as information we have previously filed with the SEC and incorporated by reference, is accurate as of the date on the front of those documents only. Our business, financial condition, results of operations and prospects may have changed since those dates. This prospectus may not be used to consummate a sale of our securities unless it is accompanied by a prospectus supplement.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results of operations and business of the Company and certain of the plans and objectives of the Company. In particular, among other statements contained in or incorporated by reference in this prospectus with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in International Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts, and generally use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘may’, ‘could’, ‘seek’, ‘continue’, ‘should’, ‘shall’, ‘assume’, or other words of similar meaning.

Examples of forward-looking statements include among others, statements regarding the Company’s future financial position, income growth, business strategy, projected costs, estimates of capital expenditures, financial targets associated with the make good adjustment in the offered warrants, estimated commencement and completion dates for our properties under development and planned for future development and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to our ability to obtain adequate funding for our property under development or any properties planned for future development, our ability to comply with the restrictions and covenants in our bank loan agreements, and impacts that the Company may have resulting from changes in governmental policies in the People’s Republic of China.

Any forward-looking statements made by or on behalf of the Company speak only as of the date they are made. The Company cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. Except as required by applicable law, the Company does not have any obligation and expressly disclaims any obligation or undertaking to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

RISK FACTORS

Investing in our ordinary shares involves risks. You should read the risks and uncertainties set forth in the section entitled “Risk Factors” in our most recently filed Form 20-F, as updated by the Form 6-K furnished to the SEC on January 18, 2011, which is incorporated by reference in this prospectus, and the “Risk Factors” section in any relevant prospectus supplement, before investing in any securities that may be offered pursuant to this prospectus. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also adversely affect us. If any of those risks occur, our business, financial condition or results of operations could be materially harmed. In such case, the value of our securities could decline.

OUR COMPANY

China Metro-Rural Holdings Limited, or China Metro, was incorporated in the British Virgin Islands as an international business company under the name Man Sang International (BVI) Limited, or MSBVI, under the International Business Companies Act on August 14, 1995, and automatically re-registered as a business company on January 1, 2007 pursuant to The BVI Business Companies Act, 2004. Prior to August 25, 2009, MSBVI was a wholly owned subsidiary of Man Sang Holdings, Inc., or MSHI, a United States domestic issuer incorporated in the State of Nevada whose ordinary shares were listed on the NYSE Amex (formerly known as the American Stock Exchange). On August 25, 2009, at a general meeting, the shareholders of MSHI resolved that MSHI liquidated and dissolved, whereby we were effectively redomiciled from the United States to the British Virgin Islands and, as part of this transaction, MSBVI became the successor of MSHI and a non-United States domestic issuer whose ordinary shares are listed on the NYSE Amex, or the Reorganization. From its inception in August 1995 through the completion of the dissolution and liquidation on August 25, 2009, MSBVI was a wholly owned subsidiary of MSHI. As a result of the dissolution and liquidation of MSHI on August 25, 2009, MSBVI became the listed holding company of our group. On March 19, 2010, MSBVI was renamed China Metro-Rural Holdings Limited. Our ordinary shares are traded on the NYSE Amex under the ticker symbol “CNR”.

Upon the effective date of the Reorganization, the Company and its subsidiaries continued to conduct the business previously conducted by MSHI and its subsidiaries (including the Company). Although the dissolution and liquidation of MSHI resulted in the cessation of MSHI as the holding company of the Group, the dissolution and liquidation had no material impact on our financial condition or operating results, other than the costs incurred in connection with its dissolution and liquidation. As the Company contractually assumed all rights, title, obligations and liabilities of MSHI upon the terms and subject to the conditions of the agreement and plan of the dissolution and liquidation, there was a continuation of the risks and benefits to the ultimate controlling owners that existed prior to the dissolution and liquidation of MSHI. Accordingly, the Reorganization has been accounted for as a reorganization of entities under common control in a manner similar to pooling-of-interests. On this basis, the Company has been treated as the holding company of MSHI in all periods presented in the consolidated financial statements rather than from the effective date of the Reorganization. Subsequent to the Reorganization, the acquisition of equity interest of China Metro-Rural Limited has been accounted for as a combination of entities under common control in a manner similar to pooling of interests as both the Company and China Metro-Rural Limited were controlled by Mr. Cheng Chung Hing, Ricky immediately prior to and immediately after the merger of China Metro-Rural Limited with Creative Gains Limited, a wholly-owned subsidiary of the Company, or the Merger. On this basis, the consolidated financial statements of China Metro-Rural Holdings Limited for periods prior to the Merger have been restated to include, to the extent of the equity interest of China Metro-Rural Limited held by Mr. Cheng Chung Hing, Ricky, the assets and liabilities and results of operations of China Metro-Rural Limited for those periods as if China Metro-Rural Holdings Limited had owned China Metro-Rural Limited at the beginning of the financial period reported in the consolidated financial statements or when MSBVI and China Metro-Rural Limited came under common control by Mr. Cheng Chung Hing, Ricky, whichever is later, and all assets and liabilities of China Metro-Rural Limited have been stated at historical carrying amounts. The acquisition by the Company of interest owned by all the shareholders of China Metro, including Mr. Cheng Chung Hing, Ricky, was treated as an equity transaction at the completion date of the Merger.

As a result of the Merger, our principal operating subsidiaries are China Metro-Rural Limited and its subsidiaries as well as Man Sang International Limited, or MSIL, and its subsidiaries.

On July 28, 2010, we announced that our directors had declared a dividend, or the Dividend, to our shareholders, as a result of which the entire equity interest in MSIL held by us, representing approximately 494 million ordinary shares of MSIL, would be distributed to them.

The Dividend resulted in the spin-off of the jewelry and real estate operations associated with MSIL and discontinued operations of the Company. This discontinued operations included the (1) purchasing, processing, assembling, merchandising and wholesale distribution of pearls and jewelry products; and (2) the real estate development and investment businesses in the PRC and Hong Kong.

Our continuing operations represent our agricultural logistics business comprised of the (1) development and operation of integrated agricultural logistics and trade centers and supporting facilities; (2) property investment which invests in integrated agricultural logistics and trade centers and supporting centers and supporting facilities; and (3) property management which engages in the management of developed properties within the logistics platforms, in two locations in the PRC, namely Tieling Northeast Logistics City in Tieling City, Liaoning Province, and Dezhou Northeast Logistics City in Dezhou City, Shandong Province.

We are focused on being one of the leading developers and operators of large scale, integrated agricultural logistics and trade centers in Northern China that facilitate a relationship between sellers and buyers of agricultural commodities and small appliances, provide relevant physical platform and timely marketing information and intelligence, provide a transparent and competitive market price discovery mechanism and provide infrastructure to enhance the living standards of those from the rural area.

Our principal place of business and our executive office is located at Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, telephone: 852-2111-3815. We have designated National Registered Agents, Inc., 875 Avenue of the Americas, Suite 501, New York, New York, 10001, as our agent for service of process in the United States.

OFFER STATISTICS AND EXPECTED TIMETABLE

We may sell from time to time pursuant to this prospectus (as may be detailed in prospectus supplements) an indeterminate number of ordinary shares and warrants as shall have a maximum aggregate offering price of $300,000,000. The actual per share price of the ordinary shares or exercise price of the warrants that we will offer pursuant hereto will depend on a number of factors that may be relevant as of the time of offer (see “Plan of Distribution” below).

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the shares and warrants as set forth in the applicable prospectus supplement.

PRICE RANGE OF OUR SHARES

Our ordinary shares have been listed on the NYSE Amex under the symbol “CNR” since April 20, 2010. From August 26, 2009 through April 20, 2010 our ordinary shares was listed on the NYSE Amex under the symbol “MHJ.” From August 8, 2005 through August 25, 2009, the common stock of our predecessor-in-interest, MSHI, was listed on the NYSE Amex under the symbol “MHJ.” From 1987 to 2005, MSHI’s common stock was reported on the Over-The-Counter (OTC) Electronic Bulletin Board under the symbol “MSHI.OB.” Our preferred shares are not listed or traded on any stock exchange or other trading market.

The following table lists the high and low market prices for our ordinary shares, for the periods indicated, on NYSE Amex. Other than the data below regarding the last six months of our stock price on NYSE Amex, the following table sets forth, for the periods indicated, the high and low sales prices (in U.S.$) for the our ordinary shares from August 25, 2009 to March 31, 2010, and the common stock of MSHI from April 1, 2007 through August 24, 2009 on the NYSE Amex.

	High	Low
Yearly Highs and Lows for the Year Ending March 31,
2010	4.46	1.70
2009	8.35	0.96
2008	16.46	5.30
2007	6.93	3.52
2006	8.30	4.70

Quarterly Highs and Lows

2011

First Quarter (April-June 2010)	2.52	1.72
Second Quarter (July-September 2010)	2.75	1.85

2010

First Quarter (April-June 2009)	4.46	1.85
Second Quarter (July-September 2009)	2.89	1.70
Third Quarter (October-December 2009)	2.99	2.15
Fourth Quarter (January-March 2010)	3.77	1.82

2009

First Quarter (April-June 2008)	8.35	5.50
Second Quarter (July-September 2008)	6.50	2.62
Third Quarter (October-December 2008)	3.48	1.10
Fourth Quarter (January-March 2009)	1.92	0.96

Most Recent Six Months
July 2010	2.22	1.85
August 2010	2.75	1.97
September 2010	2.74	2.75
October 2010	3.06	2.53
November 2010	3.50	2.90
December 2010	3.24	2.98

On January 19, 2011, the closing price of our ordinary shares on the NYSE Amex Stock Market was $3.50.

DESCRIPTION OF SHARE CAPITAL

The Company was first incorporated as an international business company under the International Business Companies Act (Cap.291) on January 31, 2002 and immediately prior to its automatic re-registration under the BVI Business Companies Act 2004 on January 1, 2007 was governed by the International Business Companies Act (Cap.291). The principal executive office of the Company is located at Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, telephone: 852-2111-3815.

General

The Company is authorized to issue a maximum number of 1,000,200,000 shares of US$0.001 each divided into 200,000 preferred shares of US$0.001 each, or the preferred shares, and 1,000,000,000 ordinary shares of US$0.001 each, or the ordinary shares. Subject to the Act, we have full capacity to carry on or undertake any business or activity and to do any act or enter into any transaction.

Description of Our Shares

As of September 30, 2010, there were 64,125,804 ordinary shares outstanding and 100,000 preferred shares outstanding, all of which were fully paid.

The following summarizes certain terms and provisions contained in our Memorandum and Articles of Association as may be amended and restated from time to time. This summary is not complete, and you should read our Memorandum and Articles of Association, which were filed as Exhibits 1.1 and 1.2 to our Annual Report on 20-F filed on July 9, 2010 with the SEC.

Rights, Preferences and Restrictions of Preferred Shares

Dividends

The holders of preferred shares are entitled to receive, when and as declared by the board of directors out of any funds legally available therefor, a dividend per share equal to any dividends per share declared on shares of our ordinary shares. Dividends on the preferred shares shall be paid or declared and set apart for payment before any dividends shall be paid or declared and set apart for payment on the ordinary shares with respect to the same dividend period. The right to such dividends on preferred shares are not cumulative, and no rights accrue to the holders of such shares by reason of the board’s failure to pay or declare and set apart dividends thereon.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of preferred shares are entitled to a liquidation preference to be paid first out of our assets available for distribution to holders of our shares of all classes an amount equal to US$25 per preferred share before any distribution of assets. If our assets shall be insufficient to permit the payment in full to the holders of the preferred shares, then our entire assets available for such distribution shall be distributed ratably among the holders of the preferred shares in proportion to the full preferential amount each such holder is otherwise entitled to receive.

Voting Rights

Holders of our preferred shares, as a class, will be entitled to vote 3,191,225 shares, subject to adjustment for stock splits, stock dividends and combinations, in all matters voted on by our shareholders.

Rights, Preferences and Restrictions of Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the BVI may freely hold and vote their shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to The BVI Business Companies Act, 2004.

Liquidation

On a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis, but subject to the liquidation preference of the holders of the preferred shares. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately, but, as above, subject to the liquidation preference of the holders of the preferred shares.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which our shares are entitled to vote and voting at any meeting of shareholders is by show of hands.

General Provisions of Our Shares

Voting and Quorum

If the chairman shall have any doubt as to the outcome of any resolution put to the vote, he shall cause a poll to be taken of all votes cast upon such resolution, but if the chairman shall fail to take a poll then any shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall thereupon cause a poll to be taken. If a poll is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting by the chairman.

A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or, if a corporation, by its duly authorized representative holding not less than one-third of the outstanding voting shares in our company. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in the aggregate 30% or more of our voting share capital. Advance notice of at least 10 (but not more than 60) days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting. Our shareholders’ meeting may be held in such place within or outside the BVI as our board of directors considers appropriate.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares (including preferred shares which represent ordinary shares) cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares (including preferred shares which represent ordinary shares). An ordinary resolution is required for matters such as an amendment of the Memorandum and Articles of Association to increase or reduce the number of shares that we are authorized to issue and a repurchase of our outstanding shares. An ordinary resolution is required for the removal of directors with cause.

Transfer of Shares

Any transfer of our shares shall be evidenced by a written instrument of transfer executed by or on behalf of the transferor and containing the name and address of the transferee. A transfer of shares is effective when the name of the transferee is entered in our share register in respect of such shares and we shall not be required to treat a transferee of a share as a shareholder until the transferee’s name has been entered in the register.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Shares

The directors may, on our behalf, subject to an ordinary resolution of members (including the written consent of all the members whose shares are to be purchased, redeemed or otherwise acquired), purchase, redeem or otherwise acquire any of our own shares for such consideration as they consider appropriate, and either cancel or hold such shares as treasury shares. The directors may dispose of any shares held as treasury shares on such terms and conditions as they may from time to time determine. Shares may be purchased or otherwise acquired in exchange for newly issued shares.

Variation of Rights of Shares

If at any time our shares are divided into different classes, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not we are being wound-up, may be varied with the consent in writing of the holders of a simple majority of the issued shares of that class or series or with the sanction of a resolution passed by a simple majority of the votes cast at a separate meeting of the holders of the shares of the class or series.

Inspection of Register of Members

Pursuant to our Memorandum and Articles of Association, our register of members and branch register of members shall be open for inspection by shareholders for such times and on such days as its board of directors shall determine, without charge, or by any other person upon a maximum payment of US$2.50 or such other sum specified by the board, at the registered office or such other place at which the register is kept in accordance with The BVI Business Companies Act, 2004 or, upon a maximum payment of US$1.00 or such other sum specified by the board, at our registered office, unless the register is closed in accordance with our Memorandum and Articles of Association.

Designations and Classes of Shares

All of our issued and outstanding shares upon the completion of the liquidation will be ordinary shares and preferred shares. Our Memorandum and Articles of Association provide that our authorized unissued shares shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as our board may in its absolute discretion determine. In particular, our board of directors is empowered to authorize from time to time the issuance of one or more additional classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting power, full or limited or no voting power, and liquidation preferences, and to increase or decrease the size of any such class or series.

Shareholders

Only persons who are registered in the register of members are recognized as our shareholders.

No Limitations on Ownership of Securities

There are no limitations on the right of non-residents or foreign persons to own our securities imposed by BVI laws or by our Memorandum and Articles of Association.

Ownership Threshold

There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed imposed by BVI laws or by our Memorandum and Articles of Association.

Changes in Capital

We may, by an ordinary resolution of members, amend our Memorandum and Articles of Association to increase or reduce the maximum number of shares that we are authorized to issue.

Subject to our Memorandum and Articles of Association, we may, by an ordinary resolution of members:

•	divide our shares, including issued shares, into a larger number of shares; or

•	combine our shares, including issued shares, into a smaller number of shares;

provided that, where shares are divided or combined, the aggregate par value of the new shares must be equal to the aggregate par value of the original shares.

Directors’ Power to Issue Shares

Our Memorandum and Articles of Association authorizes our board of directors to issue additional ordinary and preferred shares from time to time as our board of directors shall determine, up to the amount of the available authorized but unissued shares.

Our board of directors may issue preferred shares without action by its shareholders up to the amount of the authorized but unissued preferred shares. The issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. The issuance of these shares could adversely affect the voting power and other rights of holders of our ordinary shares. Subject to the directors’ duty of acting in our interest, preferred shares can be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of the ordinary shares, and may adversely affect the voting and other rights of the holders of the ordinary shares.

Directors

A director shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to the board of directors, unless the transaction or proposed transaction (a) is between the director and the Company and (b) is to be entered into in the ordinary course of the Company’s business and on usual terms and conditions.

A transaction entered into by the Company in respect of which a director is interested is voidable by the Company unless the director complies with the above provision or (a) the material facts of the interest of the director in the transaction are known by the shareholders entitled to vote at a meeting of shareholders and the transaction is approved or ratified by an ordinary resolution of shareholders or (b) the Company received fair value for the transaction.

A director who is interested in a transaction entered into or to be entered into by the Company may vote on a matter relating to the transaction, attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum and sign a document on behalf of the Company, or do any other thing in his capacity as director that relates to the transaction.

Directors shall not receive any stated salary for their services, but by a resolution of directors a fixed sum may be allowed for attendance at each meeting of the board. The board of directors may, from time to time and at its discretion, exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, and may exercise power in such manner and upon such terms and conditions in all respects as it thinks fit.

Limitations on Rights to Hold or Vote Shares

Except as described herein, there are no limitations imposed by BVI laws or by our Memorandum and Articles of Association on the rights of non-resident shareholders to hold or vote our ordinary shares.

Exchange Controls

There are no material BVI laws, decrees, regulations or other legislation that impose foreign exchange controls on us or that affect our payment of dividends, interest or other payments to non-resident holders of our shares.

Anti-Takeover Effects of Our Memorandum and Articles of Association

Some provisions of BVI laws and our Memorandum and Articles of Association could make the acquisition of us by means of a tender offer or merger, or by means of a proxy contest or otherwise, more difficult.

These provisions, which include a “business combination” provision, are expected to discourage coercive takeover practices and inadequate takeover bids. Although as a BVI company we are not subject to Section 203 of the Delaware General Corporation Law, the business combination provision in our Memorandum and Articles of Association largely mirror the intention of Section 203 and generally prohibit “business combinations” between us and an “interested shareholder.” These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe the benefits of the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company.

Amendment of Memorandum and Articles of Association

The Company may at any time and from time to time by ordinary resolution alter or amend its Memorandum of Association and Articles of Association in whole or in part subject, in the case of any alteration or amendment which modifies the rights of a class of shares, to consent from holders of that class of shares as more fully set out above.

Other Information

Information regarding our Memorandum and Articles of Association, material contracts, exchange controls, and taxation is included in Item 10, “Additional Information” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2010, as updated by our Form 6-K furnished on January 18, 2011, and incorporated by reference herein.

DESCRIPTION OF WARRANTS

We may, from time to time, issue warrants for the purchase of ordinary shares. Warrants may be convertible into, exercisable for, or exchangeable for ordinary shares. Warrants may be issued separately or in combination with ordinary shares as a unit. We may issue warrants directly or under a warrant agreement to be entered into between us and a warrant agent. We will name any warrant agent in the applicable prospectus supplement. Any warrant agent will act solely as our agent in connection with the warrants of a particular series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The following is a description of the general terms and provisions of any warrants we may issue and may not contain all the information that is important to you. You can access complete information by referring to the applicable prospectus supplement. In the applicable prospectus supplement, we will describe the terms of the warrants and any applicable warrant agreement, including, where applicable, the following:

•	the offering price and aggregate number of warrants offered;

•	the ordinary shares with which the warrants are issued and the number of warrants issued with each such share;

•	the date on and after which the warrants and the related ordinary shares will be separately transferable;

•	the number of ordinary shares purchasable upon the exercise of one warrant and the price at which the ordinary shares may be purchased upon such exercise;

•	the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreement and the warrants;

•	the terms of any rights to redeem or call the warrants;

•	any provisions for changes to or adjustments in the exercise price or number of ordinary shares issuable upon exercise of the warrants;

•	the dates on which the right to exercise the warrants will commence and expire;

•	the manner in which the warrant agreement and warrants may be modified;

•	a discussion of any material U.S. federal and BVI income tax considerations of holding or exercising the warrants; and

•	any other specific terms, preferences, rights or limitations of or restrictions on the warrants.

LEGAL MATTERS

The validity of the ordinary shares and warrants offered by this prospectus and legal matters as to BVI laws will be passed upon by Conyers Dill & Pearman.

EXPERTS

The financial statements incorporated in this Prospectus by reference to China Metro-Rural Holdings Limited’s Current Report on Form 6-K dated January 18, 2011, have been so incorporated in reliance on the report of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ENFORCEMENT OF CIVIL LIABILITIES

China Metro-Rural Holdings Limited is a BVI corporation and our principal executive offices are located outside the United States in the People’s Republic of China. A majority of our directors and officers reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors and officers are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, it is uncertain whether the courts of the BVI would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

We have designated National Registered Agents, Inc., 875 Avenue of the Americas, Suite 501, New York, New York, 10001, as our agent for service of process in the United States with respect to any action brought against us in the U.S. District Court for the Southern District of New York under the federal securities laws of the United States or of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

The Company has been advised by its BVI counsel, Conyers Dill & Pearman, that the courts of the BVI would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the United States courts against us under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the BVI, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the BVI, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI and (f) there is due compliance with the correct procedures under the laws of the BVI.

PLAN OF DISTRIBUTION

We may sell or distribute the securities offered by this prospectus, from time to time, in one or more offerings, as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing shareholders. In some cases, we or dealers acting for us or on our behalf may also repurchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

Our securities distributed by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Sale through Underwriters or Dealers

If underwriters are used in the sale, the underwriters will acquire the securities for their own account, including through underwriting, purchase, security lending or repurchase agreements with us. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions. Underwriters may sell the securities in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If dealers are used in the sale of securities offered through this prospectus, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The applicable prospectus supplement will include the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

We may sell the securities offered through this prospectus directly. In this case, no underwriters or agents would be involved. Such securities may also be sold through agents designated from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the offered securities and will describe any commissions payable to the agent. Unless otherwise indicated in the applicable prospectus supplement, any agent will agree to use its commonly reasonable efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. The terms of any such sales will be described in the applicable prospectus supplement.

Delayed Delivery Contracts

If the applicable prospectus supplement indicates, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Market Making, Stabilization and Other Transactions

Unless the applicable prospectus supplement states otherwise, each series of offered securities will be a new issue and will have no established trading market. We may elect to list any series of offered securities on an exchange. Any underwriters that we use in the sale of offered securities may make a market in such securities, but may discontinue such market making at any time without notice. Therefore, we cannot assure you that the securities will have a liquid trading market.

Any underwriter may also engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934, or the Exchange Act. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Derivative Transactions and Hedging

We and the underwriters may engage in derivative transactions involving the securities. These derivatives may consist of short sale transactions and other hedging activities. The underwriters may acquire a long or short position in the securities, hold or resell securities acquired and purchase options or futures on the securities and other derivative instruments with returns linked to or related to changes in the price of the securities. In order to facilitate these derivative transactions, we may enter into security lending or repurchase agreements with the underwriters. The underwriters may effect the derivative transactions through sales of the securities to the public, including short sales, or by lending the securities in order to facilitate short sale transactions by others. The underwriters may also use the securities purchased or borrowed from us or others (or, in the case of derivatives, securities received from us in settlement of those derivatives) to directly or indirectly settle sales of the securities or close out any related open borrowings of the securities.

Loans of Securities

We may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus and an applicable prospectus supplement.

General Information

Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us, against certain liabilities, including liabilities under the Securities Act. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us or our affiliates, in the ordinary course of business for which they may receive customary compensation.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this document, except for any information superseded by information in this document. This prospectus incorporates by reference the following documents that we have previously filed with the SEC:

1.	our Annual Report on Form 20-F for the year ended March 31, 2010 filed with the SEC on July 9, 2010;

2.	our Reports of Foreign Issuer on Form 6-K furnished to the SEC on July 28, 2010, August 23, 2010, October 28, 2010, January 18, 2011 (including updates to Item 3, Item 4, Item 5, Item 8, and Item 10 which superceded those previously included in the Company’s Annual Report on Form 20-F for the year ended March 31, 2010 as described in such Form 6-K) and January 18, 2011 (including unaudited consolidated interim financial information and management’s review and analysis thereof from those previously included in the Form 6-K furnished to the SEC on October 28, 2010, as described in such Form 6-K furnished on January 18, 2011); and

3.	the description of our securities in the Registration Statement on Form 8-A filed with the SEC on August 3, 2005 by Man Sang Holdings, Inc. (our successor issuer) pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

The documents listed above contain important information about us and our finances. The more detailed information contained in the Form 6-K, Form 20-F and Form 8-A qualify this entire prospectus. Statements in this prospectus may modify or supersede statements in the Form 6-K, Form 20-F and Form 8-A and therefore the modified or superseded part of the original statement is not part of this prospectus.

We incorporate by reference into this prospectus all subsequent annual reports on Form 20-F after the date of this prospectus and before we terminate this offering. We also may incorporate by reference into this prospectus our reports on Form 6-K furnished after the date of this prospectus and before we terminate this offering that we identify in the Form 6-K as being incorporated into this registration statement. We may modify or supersede any statement in this prospectus by statements in documents we incorporate by reference after the date of this prospectus. When that happens, the modified or superseded part of the original statement is not part of this prospectus.

You may request a copy of any of the documents incorporated by reference in this prospectus at no cost. We will not include exhibits to the documents that you request unless the exhibits are specifically incorporated by reference into those documents. You may make your request for any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address: Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, telephone: 852-2111-3815.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We are a foreign private issuer (as such term is defined in the Securities Exchange Act of 1934, or the Exchange Act). We are subject to the informational requirements of the Exchange Act, file our annual reports on Form 20-F, and furnish reports on Form 6-K and other information with the SEC. We have filed with the SEC a registration statement on Form F-3 to register the securities offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and its exhibits and schedules. References in this prospectus to any contract or other document are not necessarily complete and, if we filed the contract or document as an exhibit to the registration statement, you should refer to the exhibit for more information.

The materials that we file and furnish with the SEC and this registration statement, including all exhibits, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov.

Our corporate Internet address is www.chinametrorural.com. We make available free of charge on or through our website our annual reports, current reports, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by Securities and Exchange Commission, or the SEC, rules. Information contained on our website is not part of this report or any other report filed with the SEC. You may read and copy any public reports we filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site www.sec.gov that contains reports and other information that we have furnished electronically.

As a foreign private issuer, we are exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are not currently required under the Exchange Act to publish financial statements as frequently or as promptly as are United States companies subject to, among others, Rules 13a-11, 13a-13, 15d-11 and 15d-13 promulgated under the Exchange Act. We will, however, continue to furnish our shareholders with annual reports containing audited financial statements and will issue half-yearly press releases containing unaudited results of operations as well as such other reports as may from time to time be authorized by our board of directors or as may be otherwise required.

Units

Consisting of             Ordinary Shares and Warrants to Purchase             Ordinary Shares

CHINA METRO-RURAL HOLDINGS LIMITED

PROSPECTUS SUPPLEMENT

Maxim Group LLC

May     , 2011